CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

82-4507

8 June 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

04030835

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 May 2004 till 31 May 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Jessica Lum
Secretariat Manager

dlw 6/22

Encs.

cc VP Tan Wah Nam

s/sec/adr/2004/adrltr-may.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
2004 first quarter financial statements announcement	3 May 2004	SESTL Listing Manual
CapitaLand posts S$48.5 million net profit for first quarter	3 May 2004	For Public Relations Purposes
Slides for 1Q 2004 results	3 May 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, CapitaLand Commercial Limited – "Interest payment relating to floating rate notes series 002 issued under the S$1 billion multicurrency medium term note programme"	3 May 2004	For Public Relations Purposes
News release by CapitaLand's subsidiary, The Ascott Group Limited – "News release – Ascott extends global reach to US"	6 May 2004	For Public Relations Purposes
Adjustment to the conversion price of CapitaLand Limited's S$380,000,000 $^5/_8$ per cent. convertible bonds due 2007	7 May 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release by Raffles Grand Hotel d'Angkor – Management and New Workers' Representatives of Raffles Grand Hotel d'Angkor sign collective bargaining agreement"	7 May 2004	For Public Relations Purposes
CapitaCommercial Trust starts trading on SGX-ST tomorrow	10 May 2004	For Public Relations Purposes
CapitaCommercial Trust made its debut today on the Singapore Exchange	11 May 2004	For Public Relations Purposes
Capital reduction by subsidiary, Ankerite Pte. Ltd.	14 May 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Press release by Raffles Hotel Le Royal – signing of new collective bargaining agreement at Raffles Hotel Le Royal signals strengthening management and union ties"	14 May 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Confirmation of effective date of capital reduction and distribution in specie and announcement of the total number of CCT units in issue and listed.	15 May 2004	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Confirmation of effective date of capital reduction"	15 May 2004	For Public Relations Purposes
Change of interest in Australand Property Group	19 May 2004	SESTL Listing Manual
CapitaLand to divest Plaza Singapura	24 May 2004	SESTL Listing Manual
CapitaLand signs conditional agreement to sell Plaza Singapura for S$710 million	24 May 2004	For Public Relations Purposes
Announcement and news release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "Proposed acquisition of Plaza Singapura" and "CapitaMall Trust signs conditional agreement to buy Plaza Singapura"	24 May 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Multi-currency term loan facility of S$150,000,000"	26 May 2004	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Australand Property Group – "Australand receives approval to acquire AWPT3 and announces closure of capital raising"	26 May 2004	For Public Relations Purposes
News release by CapitaLand's subsidiary, CapitaMall Trust Management Limited – "CMT included in MSCI standard index series"	31 May 2004	For Public Relations Purposes

82-4507

MASNET No. 53 OF 03.05.2004
Announcement No. 87

CAPITALAND LIMITED

2004 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

2004 1QAnnouncement_Final_.p

Submitted by Tan Wah Nam, Company Secretary on 03/05/2004 to the SGX

82-4507

Embargoed for release till 5.05 pm, 3 May 2004

CapitaLand

CAPITALAND LIMITED

2004 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

82-4507

CapitaLand

CAPITALAND LIMITED
2004 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group		
	1Q 2004 S$'000	1Q 2003 S$'000 (Restated)	% Change
Revenue	**768,375**	**787,972**	**(2.5)**
Cost of sales	(529,541)	(572,366)	(7.5)
Gross profit	238,834	215,606	10.8
Other operating income	61,485	28,955	112.3
Administrative expenses	(135,126)	(118,248)	14.3
Other operating expenses	(21,642)	(8,655)	150.1
Profit from operations	143,551	117,658	22.0
Finance costs	(64,616)	(60,557)	6.7
Share of results of:			
- associated companies	14,362	21,264	(32.5)
- joint venture companies	15,200	(3,710)	NM
- partnerships	-	5	(100)
	29,562	17,559	68.4
Profit before taxation	108,497	74,660	45.3
Taxation	(37,419)	(35,781)	4.6
Profit after taxation	71,078	38,879	82.8
Minority interests (MI)	(22,577)	(10,802)	109.0
Profit after tax and MI	**48,501**	**28,077**	**72.7**

NM : *Not meaningful.*

Note : *The comparative financial statements for 1Q 2003 have been restated to take into account the retrospective reclassification of certain leasehold properties from "property, plant and equipment" to "investment properties" by a subsidiary. Please see Paragraph 4 for details.*

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

	Group		
	1Q 2004 S$'000	1Q 2003 S$'000 (Restated)	% Change
Included in Other Operating Income/(Expenses):-			
Investment income	25,243	15,701	60.8
Other income including interest income	32,489	13,254	145.1
Foreign exchange gain/(loss)	3,753	(1,670)	NM
Reduction in value of investment	(19,446)	-	NM
Administrative Expenses	(135,126)	(118,248)	14.3
Included in Administrative Expenses:-			
Depreciation and amortisation	(23,329)	(22,833)	2.2
Provision for doubtful debts and bad debts	(705)	(1,109)	(36.4)

82-4507

Investment Income

1Q 2004's investment income of $25.2 million came mainly from the special dividend of $24.3 million received from our investment in listed Sea View Hotel Ltd ("Seaview") . In 1Q 2003, the investment income of $15.7 million pertained to dividend received from an investee company in Hong Kong.

Other Income including interest income

1Q 2004's other income of $32.5 million was higher than $13.3 million recorded in the corresponding period last year due mainly to higher interest income and divestment gain, as well as compensation received for delay in 3 Church Street project.

Foreign exchange gain/(loss)

The foreign exchange gain of $3.8 million relates to the revaluation gain of receivables from joint ventures in UK, as a result of the strengthening of £ against S$.

Reduction in value of investment

The $19.4 million relates to the reduction in the Group's carrying cost for its investment in Seaview following the special dividend paid out by Seaview which in effect reduced its net tangible assets.

Administrative Expenses

Administrative expenses for 1Q 2004 were $135.1 million, about 14.3% higher than 1Q 2003. This was mainly due to Raffles Holdings' consolidation of expenses of Swissôtel Nankai Osaka which was leased in September 2003 and higher staff costs of $2.6 million for the Group.

Taxation expense

The higher tax expense ($37.4 million in 1Q 2004 vs $35.8 million in 1Q 2003) was in tandem with the higher operating profit but this was partially alleviated by lower Singapore corporate tax of 20% this year vs 22% last year.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of over-provision of tax in respect of prior years included in the Group's tax charge for the 1Q 2004 is $0.9 million (1Q 2003 : over-provision of $0.9 million).

Gain on liquidation of a subsidiary

	$M
Gain recognised upon liquidation of Shanghai Xin Rui Property Development Co., Ltd	3.3
Total Group's share of gains after tax & MI for 1Q 2004	**3.3**

82-4507

CAPITALAND LIMITED
2004 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 31/03/2004 vs 31/12/2003

	Group			Company		
	31/03/2004 S$'000	31/12/2003 S$'000	% Change	31/03/2004 S$'000	31/12/2003 S$'000	% Change
<u>Non-Current Assets</u>						
Property, Plant & Equipment	1,309,026	1,318,015	(0.7)	1,468	1,487	(1.3)
Intangible Assets	35,808	36,141	(0.9)	-	-	-
Investment Properties	6,512,232	6,583,170	(1.1)	-	-	-
Properties under Devt	149,015	156,635	(4.9)	-	-	-
Interests in Subsidiaries	-	-	-	6,854,717	7,430,563	(7.8)
Interests in Associated Companies, Joint Venture Companies and Partnerships	3,074,200	3,062,194	0.4	-	-	-
Other Assets	195,007	247,629	(21.3)	794,304	228	NM
	11,275,288	**11,403,784**	**(1.1)**	**7,650,489**	**7,432,278**	**(2.9)**
Current Assets	**7,023,126**	**6,154,616**	**14.1**	**856,055**	**1,117,009**	**(23.4)**
Devt Properties for Sale	*3,826,742*	*3,552,375*	*7.7*	-	-	-
Trade & Other Receivables	*1,111,438*	*952,587*	*16.7*	*515,310*	*624,290*	*(17.5)*
Cash & Cash Equivalents	*1,966,888*	*1,476,486*	*33.2*	*340,745*	*492,719*	*(30.8)*
Other Current Assets	*118,058*	*173,168*	*(31.8)*	-	-	*NM*
Less: Current Liabilities	**3,922,634**	**4,250,529**	**(7.7)**	**827,545**	**1,045,816**	**(20.9)**
Trade & Other Payables	*1,299,145*	*1,361,502*	*(4.6)*	*82,579*	*69,787*	*18.3*
Short-Term Borrowings	*2,431,325*	*2,692,522*	*(9.7)*	*744,966*	*976,029*	*(23.7)*
Other Current Liabilities	*192,164*	*196,505*	*(2.2)*	-	-	-
Net Current Assets	**3,100,492**	**1,904,087**	**62.8**	**28,510**	**71,193**	**(60.0)**
<u>Less: Non-Current Liabilities</u>						
Long-Term Borrowings	5,825,158	4,855,812	20.0	940,607	891,560	5.5
Other Non-Current Liabilities	402,462	390,452	3.1	1,718,865	1,717,045	0.1
	6,227,620	**5,246,264**	**18.7**	**2,659,472**	**2,608,605**	**2.0**
	8,148,160	**8,061,607**	**1.1**	**5,019,527**	**4,894,866**	**2.6**
Representing:						
Share Capital	2,518,933	2,517,350	0.1	2,518,933	2,517,350	0.1
Reserves	3,607,091	3,560,229	1.3	2,500,594	2,377,516	5.2
Share Capital and Reserves	6,126,024	6,077,579	0.8	5,019,527	4,894,866	2.6
Minority Interests	2,022,136	1,984,028	1.9	-	-	-
	8,148,160	**8,061,607**	**1.1**	**5,019,527**	**4,894,866**	**2.6**

NM : *Not meaningful.*

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group As at 31/03/2004 S$'000	Group As at 31/12/2003 S$'000	Group As at 31/03/2003 S$'000
Amount repayable in one year or less, or on demand:-			
Secured	538,493	493,127	722,856
Unsecured	1,892,832	2,199,395	2,451,742
Sub-Total 1	**2,431,325**	**2,692,522**	**3,174,598**
Amount repayable after one year:-			
Secured	2,405,064	1,599,557	1,784,304
Unsecured	3,420,094	3,256,255	2,053,323
Sub-Total 2	**5,825,158**	**4,855,812**	**3,837,627**
Total Debt	**8,256,483**	**7,548,334**	**7,012,225**
Less : Cash and cash equivalents	(1,966,888)	(1,476,486)	(1,084,710)
Net Debt	**6,289,595**	**6,071,848**	**5,927,515**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 31/03/2004 totalling to about $1,966.9 million included approximately $1,534.4 million in fixed deposits and approximately $182.3 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

82-4507

CAPITALAND LIMITED
2004 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(c) Consolidated Cash Flow Statements

	<---------- Group ---------->	
	1Q 2004 $'000	1Q 2003 $'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	**108,497**	**74,660**
Adjustments for :		
Amortisation of:		
- Intangible assets	695	704
- Leasehold investment property	31	31
Allowance/(Write-back) for:		
- Loans to associated companies, joint ventures, investee companies and partnerships	-	(291)
- Non-current portion of financial assets	19,446	(991)
Non-current employee benefits	325	1,809
Depreciation of property, plant and equipment	22,603	22,229
Loss/(Gain) on disposal/Write off of property, plant and equipment	191	(1,983)
Gain on disposal of a subsidiary	(3,398)	-
Share of results of associated companies, joint ventures companies and partnerships	(29,561)	(17,559)
Accretion of deferred income	(1,345)	(711)
Interest expense	64,616	60,557
Interest income	(18,960)	(8,835)
	54,643	**54,960**
Operating profit before working capital changes	**163,140**	**129,620**
(Increase)/Decrease in working capital		
Inventories, trade and other receivables	(146,058)	(72,786)
Development properties for sale	(131,156)	(30,081)
Trade and other payables	(57,782)	(14,680)
Amount due from related corporations	(465)	326
Financial assets	52,696	11,081
	(282,765)	**(106,140)**
Cash (used in)/generated from operations	**(119,625)**	**23,480**
Income tax paid	(42,440)	(26,564)
Customer deposits and other non-current payables refunded	2,218	(15,002)
Proceeds from sales of future receivables	-	39,249
Net cash (used in)/generated from Operating Activities	(159,847)	21,163

82-4507

	Group 1Q 2004 $'000	Group 1Q 2003 $'000 (Restated)
Cash Flows from Investing Activities		
Purchase of property, plant & equipment	(10,902)	(15,278)
Proceeds from disposal of property, plant & equipment	99	34,703
Decrease in associated companies, joint ventures companies and partnerships	(904)	(169,811)
Increase in amounts owing by investee companies and other non-current receivables	5,357	1,942
Acquisition of investment properties and property under development	(27,044)	(1,187)
Proceeds from disposal of investment properties and property under Development	-	-
Proceeds/(Acquisition) of non-current financial assets	7,481	(504)
Dividends received from associated companies, joint ventures companies, partnerships and other investments	35,062	10,952
Disposal of subsidiary	131,910	-
Interest income received	6,674	3,997
Net cash generated from /(used in) Investing Activities	**147,733**	**(135,186)**
Cash Flows from Financing Activities		
Repayment of loans from related corporations	(386)	(536)
Proceeds from/(Repayment of) loans from minority shareholders	14,033	(697)
Contribution from minority shareholders	-	3,498
Proceeds from terms loans	1,125,508	518,558
Repayment of term loans	(459,854)	(179,430)
Proceeds from debt securities	36,449	153,000
Repayment of debt securities	(117,750)	(325,175)
Dividends paid to minority shareholders	(34,601)	(6,690)
Interest expense paid	(66,766)	(59,493)
Net cash generated from Financing Activities	**496,633**	**103,035**
Net increase/(decrease) in cash and cash equivalents	**484,519**	**(10,988)**
Cash and cash equivalents at beginning of the year	1,475,766	1,083,645
Effect of exchange rate changes on cash balances held in foreign currencies	1,907	6,613
Cash and cash equivalents at end of the period	**1,962,192**	**1,079,270**

82-4507

CAPITALAND LIMITED
2004 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) **Statement of Changes in Equity**

As at 31/03/2004 vs 31/03/2003

	Group								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/01/2003	2,517	3,429	121	4	83	(23)	15	(85)	6,061
Profit for 1Q 2003								28	28
Foreign currency translation differences						21			21
Balance as at 31/03/2003	2,517	3,429	121	4	83	(2)	15	(57)	6,110
Balance as at 1/01/2004	2,517	3,429	102	4	90	9	(12)	(61)	6,078
Profit for 1Q 2004								49	49
Issue of ordinary shares	2	^							2
Transfer to revenue reserve			(6)					6	-
Others			(3)		(1)	1			(3)
Balance as at 31/03/2004	2,519	3,429	93	4	89	10	(12)	(6)	6,126

As at 31/03/2004 vs 31/03/2003

	Company								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/01/2003	2,517	2,161	30	^	-	-	-	254	4,963
Profit for 1Q 2003								17	17
Others								^	^
Balance as at 31/03/2003	2,517	2,161	30	^	-	-	-	270	4,979
Balance as at 1/01/2004	2,517	2,161	30	^	-	-	-	186	4,895
Profit for 1Q 2004								123	123
Issue of ordinary shares	2	^							2
Balance as at 31/03/2004	2,519	2,161	30	^	-	-	-	309	5,020

^ *Less than $1.0 million.*

1(d)(ii) **Details of any changes in the Company's issued share capital**

Issued Share Capital
During the quarter under review, the Company issued 1,582,835 ordinary shares of $1 each for cash upon the exercise of share options granted under the CapitaLand Share Option Plan.

Share Options
In the first quarter of 2004, 2 batches of share options totalling 24,243,220 with exercise prices of $1.745 and $1.68 per share were granted. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plans rules. During the same quarter, 1,359,190 options lapsed or were cancelled. As at 31/03/2004, there were 89,820,004 (31/03/2003 : 72,287,107) unissued shares under options.

Performance Shares

No conditional award of performance shares was granted or lapsed during the quarter under review. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 31/03/2004, there were 3,650,000 (31/03/2003 : 1,780,000) performance shares outstanding under conditional awards.

$380 million Convertible Bonds

There are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 162,685,161 new ordinary shares at the conversion price of $2.3358 per new ordinary share. As at 31/03/2004, the number of new ordinary shares that may be issued on conversion is 162,685,161 (31/03/2003 : 162,685,161).

2. **Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2003.

In prior years, The Ascott Group Limited, a listed subsidiary of the Group, accounted for its leasehold land and buildings in China, Indonesia and Vietnam as "property, plant and equipment" and the properties were depreciated over the respective lease periods. In 4Q 2003, they were reclassified to "investment properties" to better reflect the economic substance of the Ascott's investment in these properties and to be aligned more closely to CapitaLand Group's accounting policy on investment properties. The adjustments were put through retrospectively. Accordingly, the comparative 1Q 2003 figures have been restated to account for the said reclassification.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please see paragraph 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for 1Q 2004 is 2,517.8 million (1Q 2003 : 2,517.3 million) during the financial period under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $1.68, the market share price of the Company as at 31/03/2004, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 1Q 2004 is 2,528.3 million (1Q 2003 : 2,517.7 million).

1(d)(i) Statement of Changes in Equity

As at 31/03/2004 vs 31/03/2003

	<------- Group							------>
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/01/2003	2,517	3,429	121	4	83	(23)	15	(85)	6,061
Profit for 1Q 2003								28	28
Foreign currency translation differences						21			21
Balance as at 31/03/2003	2,517	3,429	121	4	83	(2)	15	(57)	6,110
Balance as at 1/01/2004	2,517	3,429	102	4	90	9	(12)	(61)	6,078
Profit for 1Q 2004								49	49
Issue of ordinary shares	2	^							2
Transfer to revenue reserve			(6)					6	-
Others			(3)		(1)	1			(3)
Balance as at 31/03/2004	2,519	3,429	93	4	89	10	(12)	(6)	6,126

As at 31/03/2004 vs 31/03/2003

	<------- Company							------>
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/01/2003	2,517	2,161	30	^	-	-	-	254	4,963
Profit for 1Q 2003								17	17
Others								^	^
Balance as at 31/03/2003	2,517	2,161	30	^	-	-	-	270	4,979
Balance as at 1/01/2004	2,517	2,161	30	^	-	-	-	186	4,895
Profit for 1Q 2004								123	123
Issue of ordinary shares	2	^							2
Balance as at 31/03/2004	2,519	2,161	30	^	-	-	-	309	5,020

^ *Less than $1.0 million.*

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

During the quarter under review, the Company issued 1,582,835 ordinary shares of $1 each for cash upon the exercise of share options granted under the CapitaLand Share Option Plan.

Share Options

In the first quarter of 2004, 2 batches of share options totalling 24,243,220 with exercise prices of $1.745 and $1.68 per share were granted. The options may be exercised one year after the date of grant and in accordance with a vesting schedule as laid down in the CapitaLand Share Option Plans rules. During the same quarter, 1,359,190 options lapsed or were cancelled. As at 31/03/2004, there were 89,820,004 (31/03/2003 : 72,287,107) unissued shares under options.

Performance Shares

No conditional award of performance shares was granted or lapsed during the quarter under review. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 31/03/2004, there were 3,650,000 (31/03/2003 : 1,780,000) performance shares outstanding under conditional awards.

$380 million Convertible Bonds

There are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 162,685,161 new ordinary shares at the conversion price of $2.3358 per new ordinary share. As at 31/03/2004, the number of new ordinary shares that may be issued on conversion is 162,685,161 (31/03/2003 : 162,685,161).

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2003.

In prior years, The Ascott Group Limited, a listed subsidiary of the Group, accounted for its leasehold land and buildings in China, Indonesia and Vietnam as "property, plant and equipment" and the properties were depreciated over the respective lease periods. In 4Q 2003, they were reclassified to "investment properties" to better reflect the economic substance of the Ascott's investment in these properties and to be aligned more closely to CapitaLand Group's accounting policy on investment properties. The adjustments were put through retrospectively. Accordingly, the comparative 1Q 2003 figures have been restated to account for the said reclassification.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please see paragraph 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue for 1Q 2004 is 2,517.8 million (1Q 2003 : 2,517.3 million) during the financial period under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $1.68, the market share price of the Company as at 31/03/2004, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 1Q 2004 is 2,528.3 million (1Q 2003 : 2,517.7 million).

		Group	
		1Q 2004	1Q 2003 (Restated)
6(a)	EPS based on weighted average number of ordinary shares in issue	1.9 cents	1.1 cents
6(b)	EPS based on fully diluted basis	1.9 cents	1.1 cents

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	Group		Company	
	31/03/2004	31/12/2003	31/03/2004	31/12/2003
NAV per ordinary share	$2.43	$2.41	$1.99	$1.94
NTA per ordinary share	$2.42	$2.40	$1.99	$1.94

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	1Q 2004 (3 mths)	1Q 2003 (3 mths) (Restated)	4Q 2003 (3 mths)
Sales	768.4	788.0	1,316.6
EBIT	173.1	135.2	82.1
Finance costs	(64.6)	(60.6)	(64.4)
PBT	108.5	74.7	17.8
PATMI	48.5	28.1	(74.1)

EBIT (excluding net portfolio gains/provisions)	169.8	132.9	257.5
PATMI (excluding net portfolio gains/provisions)	45.2	26.5	94.2

1Q 2004 vs 1Q 2003

The Group made a strong start this year. Despite lower revenue, the Group achieved a profit after tax and minority interests ("PATMI") of $48.5 million, about $20.4 million or 72.7% higher than the profit of $28.1 million recorded in 1Q 2003. The increased profitability was achieved on the back of higher contributions from residential projects in China, as well as improved performance from our hospitality and commercial sectors due to better margins and continuing cost containment measures. The net profit also included a compensation amount from the main contractor of 3 Church Street project for the delay in the project.

The Group recorded $768.4 million in revenue for 1Q 2004, about $19.6 million or 2.5% lower than 1Q 2003. This was mainly due to timing differences in income recognition for the residential operations in Australia and Singapore. However, the market conditions for the hospitality sector were better with our hotels and serviced residence businesses both recording improved sales. Our Commercial SBU also contributed higher revenue due mainly to higher shoppers' traffic at Plaza Singapura and higher property management fees from managing additional malls.

The Group's net debt and gearing at end March 2004 were $6.3 billion and 0.77 respectively compared with net debt of $5.9 billion and gearing of 0.74 a year ago. The increased borrowings were due mainly to acquisition of land for residential development in Singapore, China and Australia. With the profits achieved in this quarter, net tangible assets per share improved to $2.42 from $2.40 at 2003 year-end.

As announced on 6 February 2004 and subsequently approved by shareholders at the extraordinary general meeting on 12 April 2004, the Company will be distributing to shareholders units in our newly formed CapitaCommercial Trust ("CCT"), which is also Singapore's first commercial real estate investment trust. For every 1,000 CapitaLand shares held, 200 CCT units will be given to shareholders by way of a capital reduction and distribution in specie. The listing of the CCT units on SGX-ST is expected in May 2004. Likewise, Raffles Holdings Limited ("Raffles"), a listed subsidiary of the Group, will also be making a cash distribution to its shareholders via capital reduction of $0.18 per share. The Group's share of the cash distribution for its 60.06% stake in Raffles will amount to about $225 million.

Segment Performance

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Revenue recorded for 1Q 2004 was $96.5 million, an increase of $6.0 million or 6.6% over 1Q 2003. The increase came mainly from Plaza Singapura which saw increased shoppers' traffic and higher revenue following its successful repositioning in 4Q 2003. Comparing to 1Q 2003, the SBU also saw higher property management fees from managing additional malls such as IMM which was acquired by CapitaMall Trust ("CMT") in June 2003 and the three retail malls under the CapitaRetail Singapore Fund ("CRS") which was formed in December 2003, as well as higher property management fees from the asset enhancement works of CMT retail malls.

1Q 2004's EBIT was also higher at $67.7 million or 21.2% better than 1Q 2003. The higher EBIT was attributed mainly to our retail operations through improved performance of Plaza Singapura and increased fee income, higher contribution from CMT as well as contribution from Raffles City Shanghai in China, which opened in November last year.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL's revenue of $7.9 million for 1Q 2004 was a shade lower than 1Q 2003. However, revenue for the first quarter of 2004 comprised mainly fees earned from funds under management, a result of our continuous efforts in increasing our managed funds base whilst 1Q 2003's revenue included interest income and a one-off prepayment premium in respect of a loan which was restructured.

1Q 2004's EBIT was however higher at $3.9 million when compared to 1Q 2003. This was mainly because figures for that quarter included provision for interest income not received as well as higher funding cost in respect of a loan which has since been restructured.

Residential SBU: CapitaLand Residential Limited ("CRL")

1Q 2004 turnover of $426.7 million was $56.6 million or 11.7% lower than 1Q 2003, mainly due to lower sales contributions from Australia and Singapore operations, which were partially offset by higher sales contributions from China. The increase in 1Q 2004 EBIT was mainly due to higher contributions from the China operation.

In Singapore, CRL entered into a conditional put and call option agreement to acquire a residential site in Tanjong Rhu to develop approximately 150 to 200 apartments.

In Shanghai, CRL acquired Shanghai Aoshun Property Co., Ltd, a China-incorporated company which owns a residential site in Minhang District, Shanghai. CapitaLand plans to build approximately 500 residential units on the site.

CRL launched a US$155.6 million (equivalent to S$262 million) rated Residential Mortgage Backed Securities (RMBS) issue which is backed by the sales receivables from two of CapitaLand Residential condominium projects – The Imperial and The Botanic on Lloyd.

Serviced Residences SBU: The Ascott Group ("Ascott")

Revenue for 1Q 2004 was $50.5 million compared to $55.4 million for 1Q 2003. The decrease of 8.8% was attributable to the phasing out of residential sector and lower contribution from the retail sector. Revenue for the core serviced residence business grew by 10.2% over the corresponding period last year, mainly contributed by the new properties in Australia.

Notwithstanding the lower revenue, EBIT for this quarter at $16.4 million was slightly higher than 1Q 2003 due to improved contributions from the core serviced residence operations in Singapore, China and Europe.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue for 1Q 2004 of $165.8 million was $38.2 million or 29.9% higher than $127.6 million in 1Q 2003. The higher revenue was achieved through the SBU's successful sales and marketing initiatives implemented to increase revenue, on the back of a recovery in international travel and global demand for lodging. The increase was also due to the consolidation of the three-month turnover of Swissôtel Nankai Osaka following its launch on 1 September 2003 which more than offset the deconsolidation of the Raffles Brown's Hotel's revenue following its divestment in June 2003.

EBIT for 1Q 2004 at $12.2 million has also improved compared to the $3.6 million recorded for 1Q 2003. This was mainly due to better operating performance from the Hotels and Resorts segment arising from higher turnover as well as reflecting the success of the various cost management efforts implemented in 2003 which resulted in a better EBIT flow through and higher finance income.

Property Services SBU: PREMAS

1Q 2004 revenue was $0.7 million or 2.0% lower than 1Q 2003 due mainly to lower revenue from project works. Despite the lower revenue, EBIT of $2.3 million was slightly higher than 1Q 2003 as a result of lower operating expenses.

9. **Variance between the forecast or prospect statement (if disclosed previously) and the actual results**

The current results are broadly in line with the prospect statement made when the 2003 full year financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Office rental in Singapore began to stabilize on the back of a strong GDP growth of 7.3% in the first quarter of this year. The level of office rentals is expected to remain stable. In February 2004, CL announced the establishment of the first Singapore Commercial REIT, CapitaCommercial Trust ("CCT"), comprising 7 office and carpark properties. Approximately 60% of the CCT units will be distributed in specie to Capitaland's shareholders and CapitaLand Group will retain about 40%. With the distribution, revenue and EBIT contribution from our office sector will decline as the 7 properties transferred to CCT will be de-consolidated and the Group will equity account for its share of results of CCT.

Our retail sector has performed well in 1Q 2004 and we expect the strong performance to continue as we continue to roll out our asset enhancement initiatives for the various malls under our management.

Overall, CCL expects the full year results in FY 2004 to be better than last year.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL is on track to generate new transactions and structure new funds. The China Residential Fund which was launched in Oct 2003 had its final closing on 16 Apr 2004 with US$61 million in equity raised. CFL has also successfully undertaken the initial close of CapitaRetail Japan Fund with ¥10 billion (approximately S$155 million) in equity raised from Asian and European investors. In addition, CFL is the manager for CCT and is advising on the distribution in specie and listing of CCT which is expected to commence trading in SGX on 11 May 2004.

These newly created funds have broadened CFL's base of recurring income. With the strong advisory deal pipelines and increased funds under management, CFL's performance for full year 2004 is expected to be better than the corresponding period in 2003.

Residential SBU: CapitaLand Residential Limited ("CRL")

With signs of recovery in the Singapore economy, CRL intends to launch about 800 to 1,000 homes from projects including Tanglin Residences and the newly acquired site at Jellicoe Road.

In China, CRL intends to release about 1,500 units from existing Shanghai projects (La Cité and Oasis Riviera) and the newly acquired site in Chaoyang district, Beijing.

Australia operation is expected to continue to make a positive impact on the Group's profitability.

Overall, CRL expects full year 2004 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The economic and business outlook in the major cities in which Ascott operates is improving. Net profit for FY 2004 is expected to be higher than FY 2003.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

For the Hotels & Resorts business, the recovery in the global hospitality industry is expected to continue into 2Q 2004. The World Travel and Tourism Council expects world demand for tourism and travel to grow 5.9% in 2004 on the back of an improving global economy. The various initiatives the Hotels SBU is implementing to aggressively grow revenue, manage costs and accretively grow its hotel network will position it well to benefit from industry recovery.

The SBU also manages Raffles City Shopping Centre ("RCSC") and Raffles City Tower ("RCT") which are owned by Tincel Properties (Private) Limited in which the SBU has a 45% stake. RCSC will continue with its various initiatives to entrench its premium positioning and enhance its assets through identifying additional non-revenue generating spaces for conversion into productive retail spaces. Rental revenue from RCT is expected to remain stable for the rest of the year as most major leases are committed for the next 3 years with no significant renewals in 2004.

For FY 2004, the SBU expects operational performance to be profitable. However, the overall level of profitability is expected to be lower than 2003 as it does not currently expect exceptional gains in 2004 and will incur higher interest expenses as the SBU gears up to fund future requirements.

Property Services SBU: PREMAS

PREMAS will continue to focus on value-adding services and overseas expansion as its main driving force to improve operating results.

For FY 2004, PREMAS is expected to make a positive contribution to the Group's results.

GROUP OVERALL PROSPECTS FOR 2004

The strong flash first-quarter GDP growth of 7.3% augurs well for the Singapore economy for the rest of 2004. Given this strong showing, the Ministry of Trade and Industry (MTI) has said it is reviewing its 2004 growth forecast of 3.5% to 5.5%. This should boost the prospects for a recovery in the Singapore office and residential property market.

The recovery in the global hospitality industry is expected to continue into the second quarter of 2004, and this should benefit both our hotels and serviced residences business. The outlook has not factored in any potential impact arising from the Severe Acute Respiratory Syndrome (SARS) situation in Beijing if it is not contained.

China and Australia will continue to be the mainstay of the Group's overseas operations. The authorities in both these countries are taking positive measures to maintain the sustainability of the property market. CapitaLand is of the opinion that demand for our properties will continue to be good. Both these markets will contribute strongly to the Group's earnings.

Barring any implications to the global economy resulting from further stiff measures by the Chinese authorities to manage their economic growth, the Group expects underlying profits from operations in 2004 to be positive.

11. **Dividend**

11(a) **Any dividend declared for the present financial period?** Nil
11(b) **Any dividend declared for the previous corresponding period?** Nil
11(c) **Date payable** : Not applicable
11(d) **Books closing date** : Not applicable

12. **If no dividend has been declared/recommended, a statement to that effect**

No interim dividend has been declared or recommended in the current reporting period.

13. **Segmental Revenue & Results**

13(a) **By Strategic Business Units (SBUs) – 1Q 2004 vs 1Q 2003**

	Turnover			Profit before interest & tax		
	1Q 2004 S$'000	**1Q 2003 S$'000**	**% Change**	**1Q 2004 S$'000**	**1Q2003 S$'000**	**% Change**
Commercial	96,447	90,472	6.6	67,657	55,833	21.2
Financial	7,912	8,013	(1.3)	3,858	2,339	64.9
Residential	426,678	483,228	(11.7)	70,267	54,998	27.8
The Ascott Group	50,483	55,360	(8.8)	16,411	16,159	1.6
RHL Group & RCH	165,842	127,636	29.9	12,167	3,551	242.6
Property Services Group	31,972	32,629	(2.0)	2,266	2,204	2.8
Others and consolidation adjms	(10,959)	(9,366)	17.0	487	133	266.2
Group	768,375	787,972	(2.5)	173,113	135,217	**28.0**

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover			Profit before interest & tax (including exceptional items)		
	1Q 2004 S$'000	**1Q 2003 S$'000**	**% Change**	**1Q 2004 S$'000**	**1Q2003 S$'000**	**% Change**
The Ascott Group	50,483	55,360	(8.8)	16,411	16,793	(2.3)
Raffles Holdings Group	127,648	94,621	34.9	11,828	7,089	66.9

13(b) **By Geographical Location – 1Q 2004 vs 1Q 2003**

	Turnover			Profit before interest & tax		
	1Q 2004 S$'000	**1Q 2003 S$'000**	**% Change**	**1Q 2004 S$'000**	**1Q 2003 S$'000**	**% Change**
Singapore	303,936	365,251	(16.8)	86,007	69,680	23.4
Australia & New Zealand	235,615	274,634	(14.2)	26,350	29,719	(11.3)
China	101,171	47,334	113.7	42,321	13,616	210.8
Asia (excl. Sgp & China)	54,510	32,474	67.9	14,232	27,356	(48.0)
Europe	64,731	59,674	8.5	3,778	(4,681)	NM
Others	8,412	8,605	(2.2)	425	(473)	NM
Group	768,375	787,972	(2.5)	173,113	135,217	**28.0**

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to paragraph 8.

15. **Breakdown of Group's sales and operating profit for first half year and second half year**

Not applicable.

16. **Breakdown of Total Annual Dividend (in dollar value) of the Company**

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
3 May 2004

CapitaLand

NEWS RELEASE

CapitaLand posts S$48.5 million net profit for first quarter

Higher profit due to contributions from overseas operations

Singapore, 3 May 2004 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$48.5 million for the first quarter of 2004. This is about S$20.4 million or 72.7% higher than the profit of S$28.1 million recorded in the first quarter of 2003. The increased profitability was achieved as a result of higher contributions from residential projects in China, as well as improved performance from the Group's hospitality and commercial sectors in terms of better margins and continuing cost containment measures.

The Group turnover for the first quarter of 2004 was S$768.4 million, 2.5% lower compared to S$788.0 million for the same period in 2003. The lower revenue was mainly due to timing differences in income recognition for residential operations in Australia and Singapore. The contribution from overseas operations has increased to 60.4% of total revenue and 50.3% of total earnings, up from 53.6% and 48.5% respectively in the same period last year.

FINANCIAL HIGHLIGHTS			
$ million	**1Q 2004 (3 mths)**	**1Q 2003 (3 mths)**	**4Q 2003 (3 mths)**
Turnover	768.4	788.0	1,316.6
Earnings before interest and tax (EBIT)	173.1	135.2	82.1
Finance costs	(64.6)	(60.6)	(64.4)
Profit before tax	108.5	74.7	17.8
Profit after tax and minority interests (PATMI)	**48.5**	**28.1**	**(74.1)**
EBIT (excluding net portfolio gains/provisions)	**169.8**	**132.9**	**257.5**
PATMI (excluding net portfolio gains/provisions)	**45.2**	**26.5**	**94.2**

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND POSTS S$48.5 MILLION NET PROFIT FOR FIRST QUARTER"

1st Qtr 2004- news release.pd

Submitted by Tan Wah Nam, Company Secretary on 03/05/2004 to the SGX

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CapitaLand

The Group's net debt and gearing at end March 2004 were S$6.3 billion and 0.77 respectively, compared with net debt of S$5.9 billion and gearing of 0.74 a year ago. The increased borrowings were due mainly to acquisition of land for residential development in Singapore, China and Australia. Net tangible assets per share improved to S$2.42 from S$2.40 at 2003 year-end.

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "We are on track to grow our overseas net earnings to more than 75% of our total earnings within the next five years. China and Australia will continue to be the mainstay of the Group's overseas operations. In both these countries, we have seen positive measures by the governments to maintain stability in the respective property markets and strong home buying interests for our properties. In Singapore, the strong first-quarter GDP growth of 7.3% augurs well for the Singapore economy. Overall, we anticipate the underlying profits from operations for 2004 to be positive."

Additional Information

CapitaLand will be distributing to its shareholders, units in the newly formed CapitaCommercial Trust (CCT), Singapore's first commercial real estate investment trust. For every 1,000 CapitaLand shares held, 200 CCT units will be given to shareholders. The CCT units will be traded on a "when issued" basis on 11 May 2004 and on a "ready" basis on 17 May 2004, on the Singapore Exchange. The Group's hotels arm, Raffles Holdings Limited, will also be making a cash distribution to its shareholders via a capital reduction of S$0.18 per share.

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This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

For more information, please contact:

Harold Woo
VP, Equity Markets
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the full 1Q2004 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

CAPITALAND LIMITED

ANNOUNCEMENT - "SLIDES FOR 1Q 2004 RESULTS"

1st Qtr 2004 - slides.pdf

Submitted by Tan Wah Nam, Company Secretary on 03/05/2004 to the SGX

CapitaLand

1Q 2004 Results



3 May 2004

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

CapitaLand

1Q 2004 Results

($ million)	1Q 2003	1Q 2004	Change
REVENUE	788.0	**768.4**	⬇ **(2.5%)**
EBIT	135.2	**173.1**	⬆ **28.0%**
PBT	74.7	**108.5**	⬆ **45.3%**
PATMI	28.1	**48.5**	⬆ **72.6%**
Operational PATMI	26.5	**45.2**	⬆ **70.6%**

Key Financial Ratios

	1Q 2003	1Q 2004	Change
NTA per share ($)	2.41	2.42	Improved
Net Debt / Equity	0.74	0.77	Stable
EPS (cts)	1.1	1.9	Improved
Interest Cover Ratio (ICR)	2.89	3.89	Improved
Interest Servicing Ratio (ISR)	3.45	2.55	Reduced

$$ICR = \frac{\text{(Profit before MI, Tax, Net Interest, Dep \& Amort)}}{\text{Net Interest}}$$

$$ISR = \frac{\text{Operating Cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

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Analysis of Revenue by SBU

SBU	1Q 2003 ($ m)	1Q 2004 ($ m)	Change	Comments
Commercial	90.5	**96.4**	6.6%	• Plaza Singapura saw increased shoppers' traffic & higher revenue following its successful repositioning in 4Q 2003. • Higher property management fees from managing additional malls such as IMM and the 3 malls under CapitaRetail Singapore Fund (Lot One, Bukit Panjang Plaza and Rivervale Mall).
Financial	8.0	**7.9**	(1.3%)	• 1Q 2003's revenue included interest income and a one-off prepayment premium with restructuring of loan. • Though revenue for 1Q 2004 was a shade lower, the revenue comprised mainly fees earned from funds under management.
Residential	483.2	**426.7**	(11.7%)	• Lower sales contributions from Singapore and Australia operations offset by higher sales contributions from China.
Serviced Residences	55.4	**50.5**	(8.8%)	• Lower revenue due to phasing out of residential sector and lower contribution from retail sector. • Revenue for core serviced residence business grew 10.2%, contributed by new properties in Australia.
Hotels	127.7	**165.8**	29.9%	• Successful implementation of sales and marketing initiatives. • Recovery of international travel & global demand for lodging. • Consolidation of 3 month turnover of Swissôtel Nankai Osaka.
Property Services	32.6	**32.0**	(2%)	• Lower revenue from project works.
Others & Consol Adjustments	(9.4)	**(10.9)**	17.0%	
Revenue	**788.0**	**768.4**	**(2.5%)**	

CapitaLand

Analysis of EBIT by SBU

SBU	1Q 2003 ($ m)	1Q 2004 ($m)	Change	Comments
Commercial	55.8	**67.6**	21.2%	• Improved performance of Plaza Singapura and increased fee income. • Higher contribution from CMT as well as Raffles City Shanghai in China.
Financial	2.3	**3.8**	64.9%	• 1Q 2003 included provision for interest income not received as well as higher funding cost in respect of a loan which has since been restructured.
Residential	55.0	**70.3**	27.8%	• Increase in EBIT due mainly to higher contributions from China operation.
Serviced Residences	16.2	**16.4**	1.6%	• Improved contributions from core serviced residence operations in Singapore, China and Europe.
Hotels	3.6	**12.2**	242.6%	• Better operating performances from Hotels and Resorts segment. • Successful implementation of cost management efforts.
Property Services	2.2	**2.3**	2.8%	• EBIT improved due to lower operating expenses.
Others & Consol Adjustments	0.1	**0.5**	266.2%	
EBIT	**135.2**	**173.1**	**28.0%**	

CapitaLand

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Overseas Contribution – 1Q 2004

By Geographical Location

Total Assets	Revenue	EBIT



China
$1.2b, 6%
Asia*
$1.6b, 9%
Others
$0.1b, 1%
Australia & NZ
$2.9b, 16%
Europe
$1.3b, 7%
Singapore
$11.2b, 61%



China
$101m, 13%
Asia*
$54m, 7%
Others
$8m, 1%
Australia & NZ
$236m, 31%
Europe
$65m, 8%
Singapore
$304m, 40%



Asia*
$14m, 8%
China
$42m, 25%
Australia & NZ
$27m, 15%
Europe
$4m, 2%
Singapore
$86m, 50%

* Exclude China & Singapore

Total:S$18.3b **Total:$768m** **Total:$173m**

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CapitaLand

Overseas Revenue Growth



($ million)
1,448
1,474
1,404
1,829
1,269
1,993
1,366
2,464
304
464
2000
2001
2002
2003
3 mths 2004
Singapore
Overseas

Revenue from overseas up from 50% to 64%*

* 2003

CapitaLand

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Overseas EBIT Growth



($ million)
420
(110)
295
70
425
340
111
485
86
87
20
2001
2002
2003
3 mths 2004
Singapore
Overseas

EBIT from overseas continued growth to 64%*

* 2003 (exclude provisions)

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Stages of Income Recognition - Singapore

RESIDENTIAL PROJECT	UNITS	% Sold Mar-04	% Completed Mar-04
Launched in 2001			
Tanamera Crest	288	100%	88%
The Levelz	126	88%	94%
Launched in 2002			
The Waterina	398	89%	62%
The Shelford	215	89%	51%
Belmond Green	163	56%	97%
	(Launched)		
Casabella	82	39%	24%
Glentrees	176	61%	43%
Launched in 2003			
The Imperial	187	84%	8%
The Botanic on Lloyd	66	62%	13%

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Stages of Income Recognition - China

RESIDENTIAL PROJECT	UNITS	% Sold	% Completed
		Mar-04	Mar-04
Launched in 2002/2003			
Summit Residences	909	88%	78%
La Cite'	519 (Launched)	98%	43%
Oasis Riviera	598 (Launched)	95%	61%

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CapitaLand

Leases Up For Renewal

Singapore Commercial Properties (% of Area)



29%
18%
17%
18%
28%
26%
33%
20%
11%
Office
Retail
Industrial
Apr-Dec 2004
2005
2006

CapitaLand

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Occupancy

Singapore Commercial Properties


86%
83%
98%
95%
65%
63%
Office
Retail
Industrial
As at Dec 03
As at Mar 04

CapitaLand

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Thank You

CapitaLand

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MASNET No. 60 OF 03.05.2004
Announcement No. 94

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITALAND COMMERCIAL LIMITED – "INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME"

CapitaLand Limited's subsidiary, CapitaLand Commercial Limited ("CCL"), is issuing an announcement on the above matter. Attached CCL's announcement is for information.

CCL annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 03/05/2004 to the SGX

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CAPITALAND COMMERCIAL LIMITED
INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Singapore Exchange Securities Trading Limited Listing Manual, CapitaLand Commercial Limited (the "Company") wishes to announce the following interest payment in respect of Floating Rate Notes Series 002 (the "Notes") issued under the Company's Multicurrency Medium Term Note Programme:

Principal Amount of Notes	:	S$30 million
Interest Period	:	From 10 November 2003 to 10 May 2004
Interest Amount	:	S$3,143.51 for the coupon amount of each Note having a principal sum of S$250,000
Payment date	:	10 May 2004
Record date	:	5 p.m. on 3 May 2004
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #07-00 Tampines Junction Singapore 529653

By Order of the Board

Winnie Tan
Company Secretary
3 May 2004

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MASNET No. 20 OF 06.05.2004
Announcement No. 23

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "NEWS RELEASE - ASCOTT EXTENDS GLOBAL REACH TO US"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued a news release on the above matter. Attached Ascott's news release is for information.

Ascott news release - 6 May 2004.pc

Submitted by Jessica Lum, Assistant Company Secretary on 06/05/2004 to the SGX

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

May 6, 2004
For Immediate Release
Contact:

Ida Lim	(65) 9628 8339
Betsy Tan	(65) 9641 6920

NEWS RELEASE

Ascott Extends Global Reach To US
Forms Alliance With One Of US' Largest Apartment Companies

The Ascott Group, a leading serviced residence operator in Europe and Asia Pacific, has extended its global reach to the United States. It has formed a marketing alliance with Equity Residential, the largest publicly-traded apartment company in the US.

The alliance with Equity Corporate Housing, the serviced residence division of Equity Residential, gives Ascott the widest global coverage among international serviced residence companies. Ascott can now offer its customers serviced apartments in the key cities of the US, Europe, Asia, Australia and New Zealand.

As many multinational companies are headquartered in the US and are clients of Equity Residential, the alliance multiplies the reach of Ascott's cross-marketing and sales network.

The collaboration involves the companies' sharing major multinational client accounts and global sales networks, producing joint marketing collaterals, holding combined promotional activities, and website links.

Equity Residential manages over 200,000 apartments in the US. A member of the S&P 500 with a market capitalisation of US$8.0 billion, it was voted by Fortune magazine as one of America's Most Admired Companies in 2003, 2002 and 2000. Its serviced apartment division, Equity Corporate Housing, operates upper-tier serviced residences in over 100 cities in all 50 states in the US.

The Ascott Group is a leading international serviced residence company with over 13,800 serviced residence units in 39 cities in 16 countries in Europe and Asia Pacific. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said: "The alliance provides Ascott with yet another platform to significantly increase the scale and reach of its global serviced residence business. Ascott can now offer its customers coverage in almost every major city in the world. The tie-up will bring new revenue streams from currently untapped markets."

Mr Bill Hoffman, president of Equity Corporate Housing, said: "We are pleased to team up with Ascott to deliver a platform for enhanced options for corporate housing clients worldwide. Our combined size and commitment to service are unmatched. We believe this alliance will allow both companies to improve and expand the level of service provided to customers."

Mr Eugene Lai, Ascott's chief executive officer, said: "The link-up with one of US' strongest apartment players is an excellent starting point for Ascott to harness the potential of the US market. The alliance is highly beneficial to both companies as our markets are complementary."

He added that 22 per cent of Ascott's key corporate clients are headquartered in the US. With the alliance, Ascott is looking at enhancing further its customer base, with the addition of more Fortune 500 companies.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : May 6, 2004

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

About Equity Residential and Equity Corporate Housing
Founded 35 years ago, Equity Residential is the largest publicly-traded apartment company in the US, with more than 200,000 apartments.

A member of the S&P 500 with market capitalisation of US$8.0 billion, it was named one of America's Most Admired Companies by Fortune magazine in 2003, 2002 and 2000.

Its serviced apartment division, Equity Corporate Housing, operates upper-tier serviced residences in over 100 cities in all 50 states in the US. Its service delivery platform provides its customers with one point of contact / coordination for its apartments throughout the US.

About The Ascott Group
The Ascott Group is a leading international serviced residence company with over 13,800 serviced residence units in the key cities of Europe, Asia, Australia and New Zealand.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of the largest listed property companies in Asia.

Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

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The Ascott Group - Serviced Residences In 39 Cities In 16 Countries

SOUTHEAST ASIA

Singapore
- The Ascott Singapore
- Somerset Grand Cairnhill
- Somerset Compass
- Somerset Liang Court
- Somerset Orchard
- *Somerset Bencoolen, opening Q2 2004*

Indonesia
Jakarta
- The Ascott Jakarta
- Somerset Grand Citra

Surabaya
- Somerset Puri Darmo
- Somerset Surabaya

Malaysia
Kuala Lumpur
- The Ascott Kuala Lumpur
- Somerset Bukit Ceylon, *opening Q2 2005*

Kuching
- Somerset Gateway

Thailand
Bangkok
- *The Ascott Sathorn, opening Q3 2004*
- Somerset Lake Point
- Somerset Suwan Park View
- Omni Tower

Vietnam
Hanoi
- Somerset Grand Hanoi
- Somerset West Lake

Ho Chi Minh City
- Somerset Chancellor Court
- Somerset Ho Chi Minh City

Philippines
Manila
- Somerset Millennium
- Somerset Salcedo
- Olympia Suites *(To be rebranded Somerset Olympia)*

NORTH ASIA

China
Beijing
- The Ascott Beijing
- Somerset Fortune Garden
- Luxury Serviced Residence

Dalian
- Somerset Harbour Court

Shanghai
- The Ascott Pudong
- Somerset Grand Shanghai
- Somerset Xu Hui

Tianjin
- Somerset Olympic Tower

Japan
Tokyo
- Somerset Roppongi
- Somerset Azabu East

AUSTRALIA / NEW ZEALAND

Australia
Sydney
- Somerset Darling Harbour
- Somerset Hyde Park
- Somerset North Ryde
- Oakford City West

Melbourne
- Somerset Botanic Gardens
- Somerset Gordon Place
- Somerset on Elizabeth
- Oakford Gordon Towers
- Oakford on Collins
- Oakford on Lygon
- Oakford The Mews

Hobart
- Somerset on the Pier
- Somerset on Salamanca

New Zealand
Auckland
- The Ascott Metropolis

EUROPE

United Kingdom
London
- The Ascott Mayfair
- Somerset Bayswater
- Somerset Bishopsgate
- Somerset Kensington Gardens
- Somerset Prince's Square
- Somerset Queen's Gate Gardens
- Somerset Roland Gardens
- Citadines Barbican
- Citadines Holborn-Covent Garden
- Citadines South Kensington
- Citadines Trafalgar Square

Manchester
- Somerset Atrium

Glasgow
- Somerset Merchant City

France
Paris
- Citadines Austerlitz
- Citadines Bastille Marais
- Citadines Bastille Nation
- Citadines Didot Alésia
- Citadines Haussmann-Champs Elysées
- Citadines La Défense
- Citadines Les Halles
- Citadines Louvre
- Citadines Maine-Montparnasse
- Citadines Montmartre
- Citadines Opéra-Grands Boulevards
- Citadines Opéra Vendôme
- Citadines Place d'Italie
- Citadines Saint-Germain-des-Prés
- Citadines Tour Eiffel
- Citadines Trocadéro
- Citadines Voltaire République

Outside Paris
- Citadines Aix Forbin
- Citadines Aix Jas de Bouffan
- Citadines Bordeaux Mériadeck
- Citadines Cannes Carnot
- Citadines Ferney Voltaire, Genève
- Citadines Gaillard
- Citadines Grenoble
- Citadines Lille Centre
- Citadines Lyon Part-Dieu
- Citadines Lyon Presqu'île
- Citadines Marseille Centre
- Citadines Marseille Castellane
- Citadines Marseille Prado Chanot
- Citadines Montpellier Antigone
- Citadines Montpellier Sainte-Odile
- Citadines Nice Buffa
- Citadines Nice Fleurs
- Citadines Nice Promenade
- Citadines Strasbourg Kléber
- Citadines Toulouse Wilson
- Hotel Lille Europe

Belgium
Brussels
- Citadines Sainte-Catherine
- Citadines Toison d'Or

Germany
Berlin
- Citadines Olivaer Platz

Spain
Barcelona
- Citadines Ramblas

MIDDLE EAST

United Arab Emirates
Dubai
- *The Ascott Burj Dubai, opening Q4 2005*
- *Somerset Al Majarah, opening Q4 2004*

- End -

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MASNET No. 12 OF 07.05.2004
Announcement No. 12

CAPITALAND LIMITED

ADJUSTMENT TO THE CONVERSION PRICE OF CAPITALAND LIMITED'S S$380, 000, 000 5/8 PER CENT. CONVERTIBLE BONDS DUE 2007

The Board of Directors (the "Board") of CapitaLand Limited ("CapitaLand" or the "Company") refers to the S$380,000,000 5/8 per cent. Convertible Bonds due 2007 (the "Bonds") issued by CapitaLand and the announcement dated 6 February 2004 made by CapitaLand (the "Announcement") in connection with the establishment of a new real estate investment trust called CapitaCommercial Trust ("CCT") and the distribution in specie of approximately 60 per cent. of the issued units in CCT ("CCT Units") to the shareholders of CapitaLand (the "Distribution") by way of a capital reduction. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the terms and conditions of the Bonds (the "Terms and Conditions").

The Terms and Conditions of the Bonds provide for adjustments to be made to the conversion price of the Bonds (the "Conversion Price") in the event of the payment or the making of a Capital Distribution (as defined in the Terms and Conditions) by CapitaLand to its shareholders. In accordance with the Terms and Conditions, CapitaLand appointed The Hongkong and Shanghai Banking Corporation Limited as the Independent Bank to determine the Fair Market Value on the date of the Announcement of the portion of the Capital Distribution attributable to one ordinary share of CapitaLand ("Share").

The Board is pleased to set out below, a summary of the adjustment to the Conversion Price.

Applying the formula in Condition 6.3.3 of the Terms and Conditions:

Adjusted Conversion Price	=	Conversion Price x ((A – B) / A)
Where:		
Conversion Price	=	S$2.3358 per Share.
A	=	S$1.685 being the Current Market Price of one Share on the last Trading Day preceding the date of the announcement of the Distribution.
B	=	S$0.2444 being the Fair Market Value on the date of the announcement of the Distribution, as determined in good faith by the Independent Bank, of the portion of the Capital Distribution attributable to one Share.

The Adjusted Conversion Price is therefore S$1.9970.

In accordance with the Terms and Conditions, the adjustment to the Conversion Price will take effect on 15 May 2004, being the date on which the Distribution will be made. A copy of this announcement will be despatched to Bondholders in due course.

BY ORDER OF THE BOARD

Jessica Lum
Assistant Company Secretary
CapitaLand Limited

Singapore, 7 May 2004

Submitted by Jessica Lum, Assistant Company Secretary on 07/05/2004 to the SGX

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MASNET No. 83 OF 07.05.2004
Announcement No. 83

CAPITALAND LIMITED

Announcement by CapitaLand's Subsidiary, Raffles Holdings Limited – "Press Release by Raffles Grand Hotel d'Angkor - Management and New Workers' Representatives of Raffles Grand Hotel d'Angkor Sign Collective Bargaining Agreement"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement and Raffles Grand Hotel d'Angkor's press release are for information.

RHL annc.pdf

Press Release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 07/05/2004 to the SGX

MASNET No. 69 OF 07.05.2004
Announcement No. 69

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Press Release by Raffles Grand Hotel d'Angkor - Management and New Workers' Representatives of Raffles Grand Hotel D'Angkor Sign Collective Bargaining Agreement

The Company is pleased to attach herewith a press release issued today by Raffles Grand Hotel d'Angkor.

Press Release - RGHDA Collective Bargaining Agreement.pdf

By Order of the Board

Emily Chin
Company Secretary
7 May 2004

Submitted by Emily Chin, Company Secretary on 07/05/2004 to the SGX

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Raffles Grand Hotel d'Angkor
SIEM REAP, KINGDOM OF CAMBODIA

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430-1366
judith.tan@raffles.com

MANAGEMENT AND NEW WORKERS' REPRESENTATIVES OF RAFFLES GRAND HOTEL D'ANGKOR SIGN COLLECTIVE BARGAINING AGREEMENT

SIEM REAP, 7 May 2004 – The management and new workers' representatives of Raffles Grand Hotel d'Angkor in Siem Reap, Cambodia have concurred to a new Collective Bargaining Agreement. The 12-month agreement, signed today, covers more than 200 unionised employees at the grand historic hotel and will remain effective until 30 April 2005.

The new agreement, comprising 21 articles, defines the relationship between the management and staff, the rights and obligations of each party and the welfare benefits that each worker is entitled to during the term of the agreement. The aim of this Collective Bargaining Agreement is to strengthen the working partnership between the management and workers at Raffles Grand Hotel d'Angkor, prevent future labour disputes and ensure that the benefits of both parties are protected.

Mr Riaz Mahmood, Hotel Manager of Raffles Grand Hotel d'Angkor, said, "We are delighted to have signed this new Collective Bargaining Agreement. It enables us and our employees to move forward and build a successful future. It also further reinforces the positive working relationship between our two parties."

Mr Bun Meng, Chairman of the newly elected Employees' Committee added, "All the employees of the hotel are very happy with the terms of the new Collective Bargaining Agreement and we look forward to a long term partnership with the management based on trust and goodwill."

The new representatives of the Employees' Committee at Raffles Grand Hotel d'Angkor were elected by an 83 percent turnout on 30 April 2004. The eight positions included Chairman, Vice-Chairman, Secretary and Treasurer. The first order of their agenda was to resolve outstanding issues between the hotel's management and employees in an amicable way.

Raffles Hotels & Resorts (www.raffles.com)

Raffles Hotels & Resorts is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg and Raffles Le Montreux Palace, Montreux. The latest addition to the portfolio is Raffles Resort Canouan Island, The Grenadines. Set in the heart of the Caribbean, this luxury resort will be launched on 15 July 2004.

About Raffles Holdings Limited & Raffles International Limited
(www.rafflesholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising 36 hotels and resorts in 31 destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings Limited is a member of CapitaLand, one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

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Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Swissôtel Hotel & Resorts has a portfolio of 24 hotels worldwide.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Raffles International Ltd
Tel: (41) 1 317 3370
Fax: (41) 1 317 3355
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

To access high resolution, print-friendly photographs of Raffles International hotel, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

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Raffles International Limited

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines (launching 15 July 2004)

Under development

- Raffles Resort Phuket Thailand *(target opening 2006)*
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Dalian, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Merchant Court Hotel at Le Concorde, Bangkok, Thailand
- Nai Lert Park Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Gocek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel The Grand Hotel Efes, Izmir, Turkey *(target opening 2005)*
- Swissôtel The Celik Palas, Bursa, Turkey* *(target opening 2005)*

MASNET No. 29 OF 10.05.2004
Announcement No. 29

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CAPITALAND LIMITED

NEWS RELEASE - "CAPITACOMMERCIAL TRUST (CCT) STARTS TRADING ON SGX-ST TOMORROW"

News Release.CCT.pd

Submitted by Tan Wah Nam, Company Secretary on 10/05/2004 to the SGX

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CapitaLand

For Immediate Release
10 May 2004

NEWS RELEASE

CapitaCommercial Trust (CCT) starts trading on SGX-ST tomorrow

Singapore, 10 May 2004 **–** CapitaCommercial Trust (CCT) will begin trading on a "when issued" basis on the Singapore Exchange Securities Trading Limited (SGX-ST) at 9.00am tomorrow morning (11 May 2004). Today is the last day for investors to buy CapitaLand shares if they wish to have an entitlement to CCT Units. Shareholders of CapitaLand will receive 1 CCT Unit for every 5 CapitaLand shares owned. No payment is required.

Like the creation of CapitaMall Trust less than two years ago in 2002, CapitaLand is once again pioneering a new real estate financial product, the first commercial REIT in Singapore. Going forward, CapitaLand will continue to increase the depth and breadth of the real estate capital market in Singapore.

Odd-Lots Trading

A temporary counter will be set up for two months from the "when issued" trading date of CCT on 11 May 2004, to allow trading in board lots of 100 CCT Units. Thereafter, unitholders and investors can trade in odd lots of Units in the SGX-ST's Unit Share Market.

DBS Vickers Securities (Singapore) Pte Ltd, G. K. Goh Stockbrokers Pte Ltd, Kim Eng Securities Pte Ltd, Phillip Securities Pte Ltd and UOB Kay Hian Private Ltd will reduce the minimum brokerage fee payable for trades in odd lots of CCT Units to S$20 per contract, instead of S$30.

About CCT

CCT is Singapore's first commercial real estate investment trust with a portfolio of seven commercial properties variously located in their respective prime micro-markets in Singapore's Central Business District. All seven buildings are located adjacent or close to MRT stations. As at 31 December 2003, CCT's portfolio has a total value of about S$2.018 billion, a combined net lettable area of about 1.8 million square feet (169,080 square metres) and, in respect of the two car park properties, 1,867 car park lots.

The seven properties are:

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- Capital Tower
- 6 Battery Road
- Starhub Centre
- Robinson Point
- Bugis Village
- Golden Shoe Car Park
- Market Street Car Park

Following the 2004 Budget announcement on 27 February 2004, individuals who hold CCT units as investment assets but not through a partnership will enjoy not only tax transparency, but also tax exemption on the distribution received from CCT.

Key Dates

11 May 2004	Trading of CCT on a "when issued" basis Trading of CapitaLand share "ex" distribution
13 May 2004	Books Closure Date for Distribution In Specie
15 May 2004	Effective Date of Distribution In Specie
17 May 2004	Trading of CCT on a "ready" basis
20 May 2004	Settlement of all CCT trades done between 11 May to 17 May 2004

CCT will trade under the stock code "CapitaComm". "Ready" trading will commence on 17 May 2004 when CapitaLand shareholders will be able to check their entitlement for CCT units with CDP.

Issued by CapitaLand Limited
Date : 10 May 2004

For further queries:

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

Shareholder Helpline Telephone: 6536 1188
More information on CCT can also be found on the website: www.capitacommercial.com

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IMPORTANT NOTICE

Holders of units in CCT have no right to request CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") to redeem or purchase their units for so long as the units are listed on the SGX-ST. It is intended that unitholders may only deal in their units through trading on the SGX-ST. The listing of the units on the SGX-ST does not guarantee a liquid market for the units.

You should read the introductory document dated 16 March 2004 issued in connection with the listing of CCT on the SGX-ST ("Introductory Document") carefully before taking any action in respect of the units in CCT or deciding whether to purchase units in CCT in the secondary market.

This press release is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither CapitaLand Limited nor the Manager intends to register the introduction of the units in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about CapitaLand Limited, the Manager, CCT and/or their respective management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

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MASNET No. 81 OF 11.05.2004
Announcement No. 81

CAPITALAND LIMITED

NEWS RELEASE - "CAPITACOMMERCIAL TRUST (CCT) MADE ITS DEBUT TODAY ON THE SINGAPORE EXCHANGE"

News Release.CCT.pd

Submitted by Tan Wah Nam, Company Secretary on 11/05/2004 to the SGX

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CapitaLand

For Immediate Release
11 May 2004

NEWS RELEASE

CapitaCommercial Trust (CCT) made its debut today on the Singapore Exchange

Singapore, 11 May 2004 – CapitaCommercial Trust (CCT), Singapore's first commercial real estate investment trust (REIT), began trading on the Singapore Exchange Securities Trading Limited (SGX-ST) from 9.00am today. By the end of the first day of trading, total volume traded was 3.17 million units. The closing price was S$1.18, which implies a trading distribution yield of 4.8 percent based on the annualised forecast distribution of 5.68 cents per unit.

Concurrently, CapitaLand shares traded "ex" distribution today and closed 26 cents lower to S$1.35 as compared to yesterday's closing price of S$1.61 "cum" distribution. The difference is approximately one-fifth of the CCT price, since each CapitaLand shareholder is getting one CCT unit for every five shares held as at the books closure date. The shares were traded amidst a volatile equity market environment. The STI Index & SES Properties Index slid by 2.2% and 6.4% respectively in the last two days.

Said Mr Liew Mun Leong, Deputy Chairman of CapitaCommercial Trust Management Limited and President & CEO of CapitaLand Limited, "We are very pleased with the successful debut of CCT today. CCT is an attractive investment that provides individuals with stable tax-exempt distributions backed by a quality portfolio of prime commercial assets in the CBD. The Group has now successfully launched two REITs as investment products in the Singapore equities market. Based on the success of the other three REITs, CCT will certainly appeal to investors with a long-term view. Going forward, REITs as an asset class will have enormous potential in Singapore and the Asia Pacific region."

CCT has a prime portfolio of seven commercial properties in Singapore's Central Business District (CBD). All seven buildings are located adjacent or close to MRT stations. The seven properties are:

- Capital Tower
- 6 Battery Road
- Starhub Centre
- Robinson Point
- Bugis Village
- Golden Shoe Car Park
- Market Street Car Park

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As at 31 December 2003, CCT's portfolio has a total value of about S$2.018 billion, a combined net lettable area of about 1.8 million square feet (169,080 square metres) and, in respect of the two car park properties, 1,867 car park lots.

Following the 2004 Budget announcement on 27 February 2004, individuals who hold CCT units as investment assets but not through a partnership will enjoy tax exemption on the distributions received from CCT.

Key Dates

11 May 2004	Trading of CCT on a "when issued" basis Trading of CapitaLand shares "ex" distribution
13 May 2004	Books Closure Date for Distribution In Specie
15 May 2004	Effective Date of Distribution In Specie
17 May 2004	Trading of CCT on a "ready" basis
20 May 2004	Settlement of all CCT trades done between 11 May to 17 May 2004

CCT trades under the stock code "CapitaComm". "Ready" trading will commence on 17 May 2004 when shareholders with CDP accounts will be able to check their entitlement for CCT units with CDP. A temporary counter has been set up for two months from 11 May 2004 to allow trading of CCT in board lots of 100 CCT units. Also, DBS Vickers Securities (Singapore) Pte Ltd, G.K.Goh Stockbrokers Pte Ltd, Kim Eng Securities Pte Ltd, Phillip Securities Pte Ltd, and UOB Kay Hian Private Ltd will offer preferential rates for these odd lot trades in CCT units of S$20 per contract instead of S$30. After the two months, trading in odd lots will be conducted in SGX-ST's Unit Share Market.

Due to a technical hitch this morning in the SGX trading system for the counter trading in board lots of 100 CCT units, CapitaComm 100, SGX has suspended trading for that counter today. We apologise for any inconvenience caused. We understand that the problem is being rectified and trading in this counter is expected to resume tomorrow on 12 May 2004.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. In these countries, CapitaLand is in partnership with reputable local players and

has established a management team that understands the market, business practices and socioeconomic factors.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

Kindly visit www.capitaland.com for more details.

Issued by CapitaLand Limited
Date : 11 May 2004

For further queries :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

Shareholder Helpline Telephone: 6536 1188
More information on CCT can also be found on the website: www.capitacommercial.com

IMPORTANT NOTICE

Holders of units in CCT have no right to request CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") to redeem or purchase their units for so long as the units are listed on the SGX-ST. It is intended that unitholders may only deal in their units through trading on the SGX-ST. The listing of the units on the SGX-ST does not guarantee a liquid market for the units.

You should read the introductory document dated 16 March 2004 issued in connection with the listing of CCT on the SGX-ST ("Introductory Document") carefully before taking any action in respect of the units in CCT or deciding whether to purchase units in CCT in the secondary market.

This press release is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither CapitaLand Limited nor the Manager intends to register the introduction of the units in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about CapitaLand Limited, the Manager, CCT and/or their respective management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

82-4507

MASNET No. 102 OF 14.05.2004
Announcement No. 117

CAPITALAND LIMITED

CAPITAL REDUCTION BY SUBSIDIARY, ANKERITE PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore has on 12 May 2004 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of Ankerite Pte. Ltd. ("Ankerite"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand. The Capital Reduction is effected through:

(a) the reduction of the issued and paid-up share capital of Ankerite from S$1,100,000 divided into 1,000,000 ordinary shares of S$1 each and 100,000 redeemable preference shares of S$1 each (issued at a premium of S$999 each) to S$1,036,000 divided into 1,000,000 ordinary shares of S$1 each and 36,000 redeemable preference shares of S$1 each, by the cancellation of 64,000 of the said redeemable preference shares constituting part of the total issued and fully paid-up share capital of Ankerite, and that the sum of S$64,000 arising from such reduction of the share capital be returned to CRL Realty Pte Ltd, the sole holder of all the issued ordinary and redeemable preference shares in the capital of Ankerite; and

(b) the reduction of the sum standing to the credit of the share premium account of Ankerite by a sum of S$63,936,000, and that such reduction be effected by returning to CRL Realty Pte Ltd S$999 for each issued redeemable preference share which is cancelled (being the premium paid on each redeemable preference share).

A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 14 May 2004.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
14 May 2004

Submitted by Tan Wah Nam, Company Secretary on 14/05/2004 to the SGX

82-4507

MASNET No. 112 OF 14.05.2004
Announcement No. 127

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE BY RAFFLES HOTEL LE ROYAL - SIGNING OF NEW COLLECTIVE BARGAINING AGREEMENT AT RAFFLES HOTEL LE ROYAL SIGNALS STRENGTHENING MANAGEMENT AND UNION TIES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement and Raffles Hotel Le Royal's press release are for information.

RHL annc.pdf

press release.pdf

Submitted by Tan Wah Nam, Company Secretary on 14/05/2004 to the SGX

82-4507

MASNET No. 94 OF 14.05.2004
Announcement No. 109

Raffles HOLDINGS A Member of CapitaLand **RAFFLES HOLDINGS LIMITED**

Press Release by Raffles Hotel Le Royal
- Signing of new Collective Bargaining Agreement at Raffles Hotel Le Royal signals strengthening Management and Union ties

The Company is pleased to attach herewith a press release issued today by Raffles Hotel Le Royal.

Press Release - RHLR Collective Bargaining Agreement.pdf

By Order of the Board

Emily Chin
Company Secretary
14 May 2004

Submitted by Emily Chin, Company Secretary on 14/05/2004 to the SGX

82-4507

Raffles Hotel Le Royal
PHNOM PENH, KINGDOM OF CAMBODIA

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430-1366
judith.tan@raffles.com

SIGNING OF NEW COLLECTIVE BARGAINING AGREEMENT AT RAFFLES HOTEL LE ROYAL SIGNALS STRENGTHENING MANAGEMENT AND UNION TIES

PHNOM PENH, 14 May 2004 – The management and new workers' representatives of Raffles Hotel Le Royal in Phnom Penh, Cambodia have agreed to the terms of a new Collective Bargaining Agreement. The 12-month agreement, was signed on 12 May 2004, five days after a similar Collective Bargaining Agreement was penned at sister hotel, Raffles Grand Hotel d'Angkor.

The new agreement, comprising 21 articles, covers more than 140 employees at the grand historic hotel located in the capital city. It outlines the relationship between the management and staff, the rights and obligations of each party and the local welfare benefits that each worker is entitled to during the term of the agreement which is effective until 30 April 2005.

The aim of this Collective Bargaining Agreement is to strengthen the working partnership between the management and workers at Raffles Hotel Le Royal, prevent future labour disputes and ensure that the benefits of both parties are protected.

Mr Ya Kanaol, Chairman of the newly elected Employees' Committee, said, "I feel that this agreement gives good benefits to all staff and promotes good relationship with the Company."

Mr Stephan Gnaegi, General Manager of Raffles Hotel Le Royal, added, "This Collective Bargaining Agreement is a positive step towards an amicable working partnership between management and staff at the hotel. It reinforces the shared aspiration to move forward towards a successful future."

The new representatives of the Employees' Committee at Raffles Hotel Le Royal were elected by a strong majority of 72 percent on 29 April 2004. In accordance with Cambodian law, the names of the workers' representatives have been registered with the Cambodian Ministry of Social Affair's Vocational Training and Youth Rehabilitation division.

Raffles Hotels & Resorts (www.raffles.com)

Raffles Hotels & Resorts is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg and Raffles Le Montreux Palace, Montreux. The latest addition to the portfolio is Raffles Resort Canouan Island, The Grenadines. Set in the heart of the Caribbean, this luxury resort will be launched on 15 July 2004.

About Raffles Holdings Limited & Raffles International Limited
(www.rafflesholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising 36 hotels and resorts in 31 destinations across Asia, Australia, Europe, North America and South America.

Raffles Holdings Limited is a member of CapitaLand, one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards

hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Swissôtel Hotel & Resorts has a portfolio of 24 hotels worldwide.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Raffles International Ltd
Tel: (41) 1 317 3370
Fax: (41) 1 317 3355
Email: beatrice.ganter@raffles.com

Visit our websites:

www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.raffleholdings.com

To access high resolution, print-friendly photographs of Raffles International hotel, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

82-4507

Raffles International Limited

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines (launching 15 July 2004)

Under development

- Raffles Resort Phuket Thailand *(target opening 2006)*
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Dalian, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Merchant Court Hotel at Le Concorde, Bangkok, Thailand
- Nai Lert Park Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru
- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Gocek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel The Grand Hotel Efes, Izmir, Turkey *(target opening 2005)*
- Swissôtel The Celik Palas, Bursa, Turkey* *(target opening 2005)*

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

82-4507

MASNET No. 8 OF 15.05.2004
Announcement No. 8

CAPITALAND LIMITED

CONFIRMATION OF EFFECTIVE DATE OF CAPITAL REDUCTION AND DISTRIBUTION IN SPECIE AND ANNOUNCEMENT OF THE TOTAL NUMBER OF CCT UNITS IN ISSUE AND LISTED

The Board of Directors (the "Board") of CapitaLand Limited ("CapitaLand" or "Company") refers to its circular (the "Circular") to shareholders ("Shareholders") of CapitaLand dated 16 March 2004 and its announcement dated 22 April 2004 entitled "Distribution *In Specie* of Units in CapitaCommercial Trust – Notice of Books Closure and Dates in relation to the Trading of CCT Units". Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Circular despatched to Shareholders.

The Board wishes to confirm that the Capital Reduction and Distribution *In Specie* took effect today. As of the date of this announcement, an aggregate of 839,116,700 CCT Units are in issue, of which 503,896,645 CCT Units were distributed to Shareholders pursuant to the Distribution *In Specie*. All the CCT Units have been listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the CCT Units on 11 May 2004. The CCT Units will begin trading on a "ready" basis on the SGX-ST at 9.00 a.m. on 17 May 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
15 May 2004

Submitted by Tan Wah Nam, Company Secretary on 15/05/2004 to the SGX

82-4507

MASNET No. 10 OF 15.05.2004
Announcement No. 10

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "CONFIRMATION OF EFFECTIVE DATE OF CAPITAL REDUCTION"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL") has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 15/05/2004 to the SGX

82-4507

MASNET No. 9 OF 15.05.2004
Announcement No. 9

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

CONFIRMATION OF EFFECTIVE DATE OF CAPITAL REDUCTION

The Board of Directors (the "**Board**") of Raffles Holdings Limited ("**Raffles**") refers to its capital distribution of S$0.18 in cash for each issued ordinary share in the capital of Raffles ("**Share**"), details of which are set out in the circular to the shareholders of Raffles dated 22 March 2004.

The Board wishes to confirm that the capital reduction of Raffles has taken effect today, pursuant to which a sum of S$0.18 in cash for each Share is being distributed. The par value of each Share has consequently been reduced from S$0.50 to S$0.32. Raffles will begin trading the Shares with par value of S$0.32 on the Singapore Exchange Securities Trading Limited at 9.00 a.m. on Monday, 17 May 2004. As of the date of this announcement, an aggregate of 2,083,607,628 Shares of par value S$0.32 are in issue.

It is expected that payment of the capital distribution will be made on or around 28 May 2004.

By Order of the Board

Emily Chin
Company Secretary
15 May 2004

Submitted by Emily Chin, Company Secretary on 15/05/2004 to the SGX

82-4507

CAPITALAND LIMITED

CHANGE OF INTEREST IN AUSTRALAND PROPERTY GROUP

Further to its announcement made on 29 April 2004, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand has (through its indirect wholly owned subsidiaries, Ausprop Holdings Limited and Austvale Holdings Ltd) subscribed for and been allotted an aggregate of 58,162,968 new stapled securities ("New Stapled Securities") in the Australand Property Group ("APG") (comprising 58,162,968 ordinary shares in the share capital of Australand Holdings Limited ("AHL") and 58,162,968 units in Australand Property Trust ("APT")), being its entitlement of New Stapled Securities pursuant to the non-renounceable 1 for 7 entitlement offer of approximately 100.3 million New Stapled Securities (in which CapitaLand participated), and institutional placement of 15.4 million New Stapled Securities, (the "Offer") by AHL and Australand Property Limited (as responsible entity of APT). (Please refer to APG's announcement dated 29 April 2004.)

The aggregate consideration paid for the New Stapled Securities (the "Allotment") amounted to A$94,805,637.84 (approximately S$113,984,818.38), calculated by multiplying the aggregate number of New Stapled Securities subscribed for by CapitaLand pursuant to the Offer by the issue price of A$1.63 per New Stapled Security under the terms of the Offer. The consideration was satisfied by CapitaLand in cash.

Immediately prior to the Allotment, CapitaLand had held an aggregate of 407,140,771 stapled securities in APG (approximately 57.84% of the outstanding stapled securities of APG). Following the Allotment, CapitaLand holds an aggregate of 465,303,739 stapled securities in APG (approximately 57.99% of the outstanding stapled securities of APG).

Assuming the transaction had been effected in the most recent financial year ended 31 December 2003, there would have been no material impact on the net tangible assets per share and earnings per share of the CapitaLand group for the said financial year ended 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
19 May 2004

Submitted by Tan Wah Nam, Company Secretary on 19/05/2004 to the SGX

82-4507

MASNET No. 44 OF 24.05.2004
Announcement No. 58

CAPITALAND LIMITED

ANNOUNCEMENT - "CAPITALAND TO DIVEST PLAZA SINGAPURA"

CCL.PS.pdf

Submitted by Tan Wah Nam, Company Secretary on 24/05/2004 to the SGX

82-4507

CAPITALAND TO DIVEST PLAZA SINGAPURA

The Directors of CapitaLand Limited (the "Company") are pleased to announce that its wholly-owned subsidiary, CapitaLand Commercial Limited ("CCL"), has today entered into a conditional Put and Call Option Agreement (the "Option Agreement") with Bermuda Trust (Singapore) Limited (the "Trustee"), in its capacity as trustee of CapitaMall Trust ("CMT"), to divest (the "Divestment") the commercial property known as *Plaza Singapura* (the "Property") owned by CCL's wholly-owned subsidiary, Plaza Singapura (Private) Limited ("PSPL"), for a total consideration of S$710 million (the "Consideration"), comprising 147,000,000 units in CMT [#] ("Units") and the balance in cash.

Rationale

Since the Company was established in November 2000, a key goal of the Company and its subsidiaries (the "Group") has been to raise its asset productivity and to grow its proportion of fee-based businesses. In pursuit of this strategy, the Group has monetised over S$4.0 billion worth of assets since 2001.

The Divestment will allow the Group to reduce its ownership of capital intensive properties while continuing to generate fee income from the continued fund and property management of the Property by the manager and property manager of CMT, being CapitaMall Trust Management Limited ("CMTML") and CapitaLand Retail Management Pte Ltd respectively, both subsidiaries of the Company. The Consideration is to be paid partially in cash and partially in Units. The Units will provide the Group with indirect ownership over the entire portfolio of properties held by CMT. The assets of the Group classified under fund management would be expanded to S$6.0 billion, which includes two listed real estate investments trusts, CapitaCommercial Trust and CMT, as well as private funds such as CapitaRetail Japan Fund, CapitaLand China Residential Fund and CapitaRetail Singapore Fund. In addition, the cash proceeds from the Divestment will lower the Group's net gearing and strengthen the balance sheet of the Group to better capitalise on attractive opportunities which may arise in the future.

Terms of Divestment

When the put option or call option under the Option Agreement (the "Put Option" and "Call Option" respectively) is exercised, CCL will procure PSPL to enter into an agreement for the sale of the Property (the "S&P Agreement") to the Trustee (in its capacity as trustee of CMT) for the Consideration.

Option Agreement

Certain principal terms of the Option Agreement are set forth below:

(a) Conditions Precedent: The right of the Trustee to exercise its Call Option and CCL's right to exercise its Put Option, in both cases to require the other party to enter into the S&P Agreement, are conditional upon the fulfilment of the following conditions:

 (i) the approval of CCL, the immediate shareholder of PSPL, obtained pursuant to Section 160 of the Companies Act, Chapter 50 of Singapore for the sale of the Property on the terms and conditions of the S&P Agreement;

[#] Based on the issue price per Unit equal to that for the issue of new Units under the proposed equity fund raising exercise by CMT.

(ii) the approvals of CMT's unitholders ("Unitholders") at an extraordinary general meeting of Unitholders obtained pursuant to:

(A) paragraph 6.2(b) of the Property Funds Guidelines in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore (relating to interested party transactions) as well as Rules 906 and 1014 of the Listing Manual (the "Listing Manual") of the Singapore Exchange Securities Trading Limited ("SGX-ST"), for the proposed acquisition by CMT of the Property;

(B) clause 11(B)(v) of the trust deed constituting CMT (the "Trust Deed"), for the issue of new Units to, *inter alia*, partially fund the proposed acquisition of the Property; and

(C) clause 37(A) of the Trust Deed to amend the Trust Deed to allow CMTML to issue new Units towards part payment of the Consideration at the same issue price per Unit as that for the issue of new Units pursuant to a proposed equity fund raising exercise by CMT (the "Equity Fund Raising"); and

(iii) CMT securing sufficient financing to undertake the purchase of the Property and the agreements for such financing not having been terminated and being unconditional in all respects.

(b) Interest Rate Swap Agreement: Under the Option Agreement, CCL has undertaken, *inter alia*, to procure PSPL to enter into an interest rate swap agreement with a bank to fix the interest rate applicable to a specified sum of money for a specified period (the "Interest Rate Swap Agreement").

Upon the service of the required notices pursuant to the exercise of the Trustee's Call Option or CCL's Put Option, CCL shall procure PSPL to, and use best efforts to procure the swap counterparty bank under the Interest Rate Swap Agreement to, enter into an agreement to novate the Interest Rate Swap Agreement from PSPL to the Trustee (or to any third party nominated by the Trustee), and the Trustee shall enter into, or procure a nominated third party to enter into, the said novation agreement.

S&P Agreement

Certain principal terms of the S&P Agreement are set forth below:

(a) Subject Matter of Purchase: If the Trustee enters into the S&P Agreement with PSPL, it will be required to purchase the Property together with the plant and equipment relating thereto.

(b) Consideration: The Consideration of S$710 million shall be satisfied by (i) the allotment and issue by CMT of 147,000,000 Units at a price per Unit equal to that for the issue of new Units under the Equity Fund Raising and (ii) payment of the balance of the Consideration, *i.e.* the Consideration after deducting the aggregate value of the Units, in cash.

The transaction is targeted to be completed by the end of August 2004.

Financial Effects

The Consideration was arrived at on a willing buyer-willing seller basis. The Group has obtained an appraised value of S$702 million for the Property which is reflected in the Group's audited financial statements for the financial year ended 31 December 2003 and estimates that an amount of approximately S$8 million in capital expenditure has been incurred or committed to be incurred by the Group for the purpose of effecting asset enhancement works on the Property, up to the date of completion of the sale and purchase of the Property. The appraised value of S$702 million (as at 30 November 2003) was the independent valuation of Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("Colliers") on an "as-is" basis and subject to existing tenancies, commissioned by CCL for the purpose of the audit relating to the financial year ended 31 December 2003. The Group will not realise any gain or loss from the Divestment.

Based on the Group's audited consolidated financial statements for the year ended 31 December 2003:

(a) the Divestment consideration amounts to 4.0% of the total assets of the Group. The net profits (after deducting all charges except taxation and excluding extraordinary items) attributable to the Property amounts to S$16.3 million;

(b) assuming that the Divestment had been effected on 1 January 2003 and taking into account the additional fund and property management fees which the Group would have received from the injection of the Property into CMT, the financial impact on the earnings per share is not significant;

(c) assuming that the Divestment had been effected on 31 December 2003, the financial impact on the net tangible asset per share after the Divestment is not significant; and

(d) assuming that the Divestment had been effected on 31 December 2003, the Group's net gearing would have been reduced from 0.75 to 0.69.

The Divestment will not have a material impact on the earnings per share or the net tangible assets per share of the Group for the current financial year.

The Group intends to utilise the cash proceeds of the Divestment to lower its net gearing and reinvest in attractive opportunities that may arise in the future.

Discloseable Transaction

The relative figures computed on the bases set out in Rules 1006(a), 1006(b) and 1006(c) of the Listing Manual are as follows:

(a) Based on the audited consolidated accounts of the Group for the financial year ended 31 December 2003, the net asset value of the Property is S$702 million, which constitutes 11.6% of the consolidated net asset value of the Group.

(b) Based on the audited consolidated accounts of the Group for the financial year ended 31 December 2003, the net profit before income tax, minority interests and extraordinary items attributable to the Property of S$16.3 million constitutes 4.6% of the Group's net profit before income tax, minority interests and extraordinary items for the financial year ended 31 December 2003.

(c) The Consideration of S$710 million is equivalent to 22.4% of the market capitalisation of the Company of S$3,174 million based on the last transacted price of the Company's shares transacted on 21 May 2004, being the last market day preceding the date of the Option Agreement.

SGX-ST had on 13 May 2004, granted to the Company, a waiver from the requirement to seek shareholders' approval for the Divestment under Rule 1014 of the Listing Manual.

Interests of Directors and Controlling Shareholders

The Company is the holding company of CCL which is in turn the holding company of PSPL. CMTML is the manager of CMT and a subsidiary of the Company.

Through CapitaLand Investments Pte Ltd, Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd and CMTML, the Company has an indirect interest in 293,076,954 Units (comprising approximately 32% of the outstanding Units). CCL has an indirect interest in 288,346,867 Units held through CapitaLand Investments Pte Ltd, Pyramex Investments Pte Ltd and Premier Healthcare Services International Pte Ltd. CMTML has a direct interest in 4,730,087 Units.

As at 30 April 2004 (the latest practicable date prior to the date of this Announcement), certain directors of the Company collectively hold an aggregate direct and indirect interest in 1,029,000 Units and certain directors of CMTML (including those of the aforementioned directors of the Company who are also directors of CMTML) collectively hold an aggregate direct and indirect interest in 1,825,000 Units. Mr Hsuan Owyang, an independent director of the Company, is also an independent director of CMTML. Mr Liew Mun Leong is a director of the Company, CMTML and CCL. Each of Mr Kee Teck Koon and Mr Lui Chong Chee are directors of both CCL and CMTML.

Save as aforesaid, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the Divestment.

Documents Available for Inspection

Copies of the Option Agreement and the valuation report of Colliers are available for inspection by the Company's shareholders during normal business hours at the Company's registered office at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of three (3) months from the date of this Announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
24 May 2004

MASNET No. 52 OF 24.05.2004
Announcement No. 66

82 - 4507

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND SIGNS CONDITIONAL AGREEMENT TO SELL PLAZA SINGAPURA FOR S$710 MILLION"

CL news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 24/05/2004 to the SGX

82-4507

CapitaLand

For Immediate Release
24 May 2004

NEWS RELEASE

CapitaLand signs conditional agreement to sell Plaza Singapura for S$710 million

Singapore, 24 May 2004 – CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of listed CapitaLand Limited ("CapitaLand"), has entered into a conditional put and call option agreement with Bermuda Trust (Singapore) Limited, the trustee for CapitaMall Trust ("CMT"), for the sale of Plaza Singapura to CMT. It will be divested for a consideration of S$710 million, comprising 147 million CMT units* and the balance in cash. The transaction is targeted for completion by end-August 2004.

Plaza Singapura, a prime shopping mall along the Orchard Road shopping belt, is directly linked to the Dhoby Ghaut MRT interchange. It is a freehold property and has a net lettable area of 486,113 square feet. The mall is almost fully leased, and enjoys a strong property income due to the substantial increase in customer traffic and improved rental rates. This follows CapitaLand's efforts in 2002 and 2003 to refurbish and successfully reposition the mall. The mall sees a pedestrian traffic of approximately 1.3 million per month. The revamped tenant mix now includes anchor tenants such as Carrefour hypermart, Marks & Spencer, John Little, Spotlight and Best Denki. (Further details on Plaza Singapura may be found in Appendix 1.)

The acquisition price of S$710 million takes into account the independent valuation of S$702 million by Colliers International Consultancy & Valuation (Singapore) Pte Ltd carried in CapitaLand's financial statements for the financial year 2003, and the S$8 million capital expenditure committed for enhancement works. An independent valuation (dated 20 May 2004) by CB Richard Ellis (C) Pty Ltd and CB Richard Ellis (Pte) Ltd, commissioned by CapitaMall Trust Management Limited ("CMTML"), the Manager of CMT, has valued Plaza Singapura at S$710 million.

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* Based on the same issue price per unit as that for the issue of new units pursuant to a proposed equity fund

Mr Liew Mun Leong, President & CEO of CapitaLand, said, "With this transaction, we are once again delivering on our strategy to grow fee-based income and enhance asset productivity. The sale of Plaza Singapura for a mix of cash and CMT units allows us to increase our equity stake in CMT, and participate in its strong performance and asset diversification. In addition, we will generate higher fee income from the management of an enlarged CMT portfolio. The proceeds from this transaction will lower our net gearing and further strengthen our balance sheet. CapitaLand will be in a better position to capitalise on attractive opportunities which may arise going forward.

Through this transaction we have expanded CapitaLand Financial's assets under fund management to about S$6.0 billion, which includes the two listed REITs – CapitaCommercial Trust and CMT – as well as private funds such as CapitaRetail Japan Fund, CapitaLand China Residential Fund and CapitaRetail Singapore Fund."

The Singapore Exchange had on 13 May 2004 granted CapitaLand a waiver from the requirement under Rule 1014 of its Listing Manual to seek shareholders' approval for the divestment of Plaza Singapura. The completion of this divestment is subject to a number of conditions being met, including approval from CMT's unitholders at an extraordinary general meeting, and for a financing structure to be put in place for CMT.

The divestment will not have a material impact on the earnings per share and the net tangible assets per share of the Group for the current financial year. Assuming the divestment had been effected on 31 December 2003, the Group's net gearing would have been reduced from 0.75 to 0.69.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. CapitaLand Financial is the strategic business unit of CapitaLand that specialises in real estate related financial services and fund management.

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Visit www.capitaland.com for more details.

Issued by CapitaLand Limited
Date : 24 May 2004

For further queries :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

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Appendix 1

Plaza Singapura - Property Details

Land area	132,166 sq ft
Gross floor area	764,342 sq ft
Net lettable area (as at 30 April 2004)	486,113 sq ft
Car park spaces	694 lots
Title	Freehold
Valuation (as at 30 April 2004)	S$710.0 million[(1)]
Occupancy (as at 30 April 2004)	99.7%

Note:

(1) Source: The valuation report on the Property (dated 20 May 2004) issued by CB Richard Ellis (C) Pty Ltd and CB Richard Ellis (Pte) Ltd.

Major Tenants	**Area (sq ft)**
Carrefour Singapore Pte Ltd	91,666
Golden Village Multiplex Pte Ltd	57,771
Spotlight Stores Pte Ltd	27,050
Yamaha Music Asia Pte Ltd	22,562
Best Denki (S) Pte Ltd	19,472
Kopitiam Investment Pte Ltd	15,995

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "PROPOSED ACQUISITION OF PLAZA SINGAPURA"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement and news release on the above matter. Attached CMTML's announcement and news release are for information.

CMTML annc.pdf

CMTML news release.pd

Submitted by Tan Wah Nam, Company Secretary on 24/05/2004 to the SGX

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

PROPOSED ACQUISITION OF PLAZA SINGAPURA

1. INTRODUCTION

1.1 Option to Purchase Plaza Singapura

The Board of Directors of CapitaMall Trust Management Limited (the "**Manager**"), the manager of CapitaMall Trust ("**CMT**"), wishes to announce that CMT's trustee, Bermuda Trust (Singapore) Limited (the "**Trustee**"), has today entered into a Put and Call Option Agreement (the "**Option Agreement**") with CapitaLand Commercial Limited ("**CCL**") in respect of the acquisition by CMT of Plaza Singapura (the "**Property**") (being the whole of Lot 449L of Town Subdivision 19 together with the building erected thereon as well as the plant and equipment relating thereto).

Subject to the fulfilment of certain conditions precedent under the Option Agreement (as described in paragraph 2.1 below) and on the terms and conditions set forth in the Option Agreement:

1.1.1 CCL has granted the Trustee a call option (the "**Call Option**") to require CCL to procure that Plaza Singapura (Private) Limited ("**PSPL**"), the wholly owned subsidiary through which CCL holds the Property, enters into an agreement with the Trustee for the sale of the Property to the Trustee on the terms and conditions of the sale and purchase agreement appended to the Option Agreement (the "**Purchase Agreement**"); and

1.1.2 the Trustee has granted CCL a put option (the "**Put Option**") to require the Trustee to enter into the Purchase Agreement with PSPL for the purchase of the Property by the Trustee on the terms and conditions of the Purchase Agreement.

1.2 Disclosure Requirements Under the Listing Manual and the Property Funds Guidelines

As both the Manager and CCL are wholly owned subsidiaries of CapitaLand Limited, CCL is a related corporation of the Manager. As at the date of this Announcement, CCL holds an aggregate indirect interest in 288,346,867 units in CMT ("**Units**"), comprising approximately 32% of the total number of Units in issue, and is therefore regarded as a "controlling unitholder" of CMT under both the Listing Manual (the "**Listing Manual**") of Singapore Exchange Securities Trading Limited (the "**SGX-ST**") and the Property Funds Guidelines (the "**Property Funds Guidelines**") in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore. The Manager itself holds 4,730,087 Units.

As a "controlling unitholder" as well as a related corporation of the Manager, CCL is treated as an "interested person" of CMT for the purposes of Chapter 9 of the Listing Manual. For the same reasons, CCL is considered to be an "interested party" of CMT for the purposes of the guidelines relating to interested party transactions under the Property Funds Guidelines.

The Manager is making this announcement because the acquisition of the Property by CMT (the "**Acquisition**") would constitute an interested person transaction under Chapter 9 of the Listing Manual, a major transaction under Chapter 10 of the Listing Manual as well as an interested party transaction under the Property Funds Guidelines.

2. PRINCIPAL TERMS OF THE OPTION AGREEMENT AND THE PURCHASE AGREEMENT

2.1 Option Agreement

Certain principal terms of the Option Agreement are set forth below:

2.1.1 Conditions Precedent

The right of the Trustee to exercise its Call Option and CCL's right to exercise its Put Option, in both cases to require the other party to enter into the Purchase Agreement, are conditional upon the fulfilment of the following conditions:

(i) the approval of the immediate shareholders of PSPL obtained pursuant to Section 160 of the Companies Act, Chapter 50 of Singapore for the sale of the Property on the terms and conditions of the Purchase Agreement;

(ii) the approvals of CMT's unitholders ("**Unitholders**") at an extraordinary general meeting of Unitholders obtained pursuant to:

(a) paragraph 6.2(b) of the Property Funds Guidelines (relating to interested party transactions) as well as Rules 906 and 1014 of the Listing Manual (relating to interested person transactions and major transactions, respectively) for the proposed Acquisition;

(b) clause 11(B)(v) of the trust deed constituting CMT (the "**Trust Deed**") for the issue of new Units to, *inter alia*, partially fund the proposed Acquisition; and

(c) clause 37(A) of the Trust Deed to amend the Trust Deed to allow the Manager to issue new Units as partial consideration for the Acquisition at the same issue price per Unit as that for the issue of new Units pursuant to a proposed equity fund raising exercise (the "**Equity Fund Raising**"); and

(iii) CMT securing sufficient financing to undertake the proposed Acquisition and the agreements for such financing not having been terminated and being unconditional in all respects.

2.1.2 Interest Rate Swap Agreement

Under the Option Agreement, CCL has undertaken, *inter alia*, to procure PSPL to enter into an interest rate swap agreement with a bank to fix the interest rate applicable to a specified sum of money for a specified period (the "**Interest Rate Swap Agreement**").

Upon the service of the required notices pursuant to the exercise of the Trustee's Call Option or CCL's Put Option, CCL shall procure PSPL to, and use best efforts to procure the swap counterparty bank under the Interest Rate Swap Agreement to, enter into an agreement to novate the Interest Rate Swap Agreement from PSPL to the Trustee (or to any third party nominated by the Trustee), and the Trustee shall enter into, or procure a nominated third party to enter into, the said novation agreement.

2.2 Purchase Agreement

Certain principal terms of the Purchase Agreement are set forth below:

2.2.1 Subject Matter of Purchase

If the Trustee enters into the Purchase Agreement with PSPL, it will be required to purchase the Property.

2.2.2 Purchase Price

The purchase price of the Property (the "**Purchase Price**") shall be S$710.0 million.

The Purchase Price was arrived at on a willing-buyer and willing-seller basis. The Manager had commissioned independent property valuers, CB Richard Ellis (Pte) Ltd and CB Richard Ellis (C) Pty Ltd (together, the "**Independent Valuers**"), to value the Property and in their report of 20 May 2004, the Independent Valuers stated that the open market value of the Property is S$710.0 million.

2.2.3 Mode of Payment

The Purchase Price shall be satisfied by:

(i) the allotment and issue by CMT of 147,000,000 Units (the "**Consideration Units**") to PSPL at a price per Unit equal to that for the issue of new Units under the Equity Fund Raising; and

(ii) payment of the balance of the Purchase Price, *i.e.* the Purchase Price after deducting the aggregate value of the Consideration Units, in cash.

The Manager currently targets to complete the Acquisition by end-August 2004.

3. ESTIMATED ACQUISITION COSTS

The current estimated acquisition costs of the Property is approximately S$736.95 million, comprising:

(a) the Purchase Price of S$710.00 million;

(b) stamp duty of S$21.30 million;

(c) the acquisition fee of S$3.55 million (being 0.5% of the Purchase Price)[1]; and

(d) the estimated professional and other fees and expenses incurred by CMT in connection with the Acquisition of approximately S$2.10 million.

This amount does not take into account the costs to CMT of any fund raising exercise to partially finance the Acquisition.

4. RATIONALE FOR THE ACQUISITION

The Manager believes that the Acquisition will bring the following benefits to Unitholders:

4.1 Yield Accretion

The Manager believes that Unitholders will enjoy a higher distribution per Unit due to the yield-accretive nature of the Acquisition. This increase in distribution per Unit will result from:

4.1.1 the acquisition of the Property at an attractive price relative to the cash flows that it generates; and

4.1.2 the improvement of CMT's capital structure through optimising its mix of equity and debt financing.

4.2 The Acquisition Fits the Manager's Investment Strategy

Like CMT's existing portfolio of properties (comprising Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall and IMM Building), Plaza Singapura's market positioning focuses on basic consumer goods and services, and is highly accessible to shoppers as a result of its proximity to the Dhoby Ghaut mass rapid transit station. With an occupancy rate of 99.7% as at 30 April 2004, the Property enjoys a stable and sustainable income stream.

As such, the Acquisition is in line with the Manager's investment strategy and the Property will be a valuable addition to CMT's current portfolio of four major shopping malls in Singapore.

4.3 Competitive Strengths

The Manager believes that the Property enjoys several key competitive strengths, including its strategic location, freehold tenure, large trade area, high occupancy level and diverse and quality tenant base.

4.4 Income Diversification

The Acquisition is expected to benefit Unitholders by improving income diversification and reducing the reliance of CMT's income stream on any single property. The Manager expects that post-Acquisition, the maximum contribution to CMT's net property income by any one property for the period ending 31 December 2004 will decrease to approximately 32% from the pre-Acquisition maximum of approximately 36%.

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[1] The acquisition fee is payable to the Manager pursuant to Clause 23(B) of the Trust Deed, which states that the Manager is entitled to receive an acquisition fee not exceeding 1.0% of the price paid by CMT for any real estate acquired from time to time by the Trustee on behalf of CMT.

4.5 Geographical Diversification

The purchase of the Property will allow CMT to diversify its portfolio of properties geographically such that it can cater to different tenancy demands in different parts of Singapore. With the addition of the Property to CMT's portfolio, CMT will be able to participate in the retail markets comprising the residential areas in Singapore's central region (including Orchard Road, River Valley and Bukit Timah), visitors to the Orchard Road shopping belt and workers in the Central Business District, and profit from tenancy demand in these markets.

4.6 Increased Liquidity

The new Units proposed to be issued pursuant to the Equity Fund Raising will increase the free float of Units on the SGX-ST. In such an event, Unitholders will be able to benefit from the expected improvement in trading liquidity.

4.7 Opportunities to Enhance the Property

The Manager believes that by leveraging on its pro-active asset and lease management capabilities, there will be further opportunities to improve the tenancy mix at the Property and thereby improve its gross revenue and net property income.

4.8 Economies of Scale

The Acquisition will enlarge the portfolio of properties owned by CMT and allow Unitholders to benefit in the long term from the economies of scale which the Manager and the CMT's property manager will enjoy in their dealings with suppliers, as well as the resulting ability of the Manager and CMT's property manager to generate cost synergies.

5. INFORMATION ON THE PROPERTY

5.1 Property Description

Plaza Singapura is a retail complex owned by PSPL. This freehold property, with a net lettable area of approximately 486,113 sq ft (as at 30 April 2004), is one of the largest shopping mall along the Orchard Road shopping belt.

The building has nine levels (including two basements) and accommodates a hypermarket, a cineplex, restaurants, food and beverage outlets and a wide variety of other retail tenants. In addition, it has a multi-storey car park with 694 parking lots which is easily accessed at every level from Level 2 upwards.

Built in 1974, Plaza Singapura is one of Singapore's first large-scale shopping malls. In 1997, after 23 years of operation, it underwent an extensive refurbishment, and was reopened in December 1998. Further refurbishment works were carried out from 2002 in conjunction with a significant re-positioning initiative that saw the introduction of new major tenants such as Carrefour hypermarket, Marks & Spencer, John Little, Spotlight and Best Denki to enhance the spread and depth of the retail-mix. In addition, efforts were made to differentiate each retail level in terms of retail-mix as a means to enhance the overall shopping experience for shoppers.

As a result of such refurbishment works and re-positioning, Plaza Singapura is currently marketed as a contemporary one-stop shopping, food and beverage and entertainment mall targeting a wide cross-section of the population, including families, working adults and youths.

The Manager believes that the Property's broad-based market positioning and strong focus on basic consumer goods and services differentiates it from other major malls along Orchard Road that tend to focus on higher-end and lifestyle-oriented goods and services. Hence, the Manager further believes that the trading performances of the Property's tenants are generally less reliant on discretionary spending and tourism and hence less exposed to economic fluctuations.

5.2 Major Tenants

The major tenants of the Property currently include Carrefour hypermarket, Marks & Spencer and John Little department stores, Golden Village cineplex, home furnishing retailer Spotlight, Yamaha Music School, Kopitiam food court and electronics retailer Best Denki.

5.3 Certain Financial Information

For the period from 1 January 2003 to 31 December 2003 (the date the latest available audited financial statements of PSPL have been made up to), the net property income of the Property was S$24.3 million. This relatively low net property income figure was due to the low occupancy rate of the Property during the period when refurbishment works were being carried out as part of the re-positioning initiative for the Property.

5.4 Asset Value

The Independent Valuers estimated by using the Capitalisation of Income approach, the Discounted Cash Flow method and the Comparable Sales method that the open market value of the Property as at 30 April 2004 was S$710.0 million.

The book value of the Property, as reflected in the audited financial statements of PSPL for the financial year ended 31 December 2003 was S$702.0 million. This book value does not take into account capital expenditure of approximately S$8.0 million incurred or committed to be incurred by PSPL for asset enhancement works being carried out at the Property.

6. METHOD OF FINANCING AND FINANCIAL EFFECTS OF ACQUISITION

The Manager is currently reviewing various plans for financing the cash portion of the Purchase Price, including the size and components of the Equity Fund Raising as well as the terms of additional borrowings proposed to be incurred. The Manager's plans in this regard will be announced as soon as they have been finalised. The plans will also be set out in a circular to Unitholders (the "**Circular**") to be issued in due course together with a notice of extraordinary general meeting of Unitholders which the Trustee will convene for the purposes of obtaining the approval of Unitholders' approval for, *inter alia*, the proposed Acquisition. The Circular will also contain information relating to the financial effects of the Acquisition, such as its impact on the net asset value per Unit, the earnings per Unit and CMT's net gearing as these matters can only be determined after the financing details have been finalised.

7. AUDIT COMMITTEE STATEMENT

Having considered the terms and conditions of the Option Agreement and the Purchase Agreement as well as the rationale for CMT's proposed acquisition of the

Property (as set out in paragraph 4 above), the audit committee of the Manager (which comprises a majority of independent directors of the Manager) is of the view that the proposed acquisition is on normal commercial terms and is not prejudicial to the interests of CMT and its minority Unitholders.

8. OTHER INTERESTED PERSON TRANSACTIONS

As at 30 April 2004 (the latest practicable date prior to the date of this Announcement), the value of all interested person transactions between CMT and CCL and/or the associates of CCL for the current financial year was approximately S$15.2 million. These transactions comprise all of CMT's interested person transactions during the current financial year (till 30 April 2004).

9. INTERESTS OF DIRECTORS AND SUBSTANTIAL UNITHOLDERS

As at 30 April 2004 (the latest practicable date prior to the date of this Announcement), certain directors of CapitaLand Limited (the holding company of CCL) collectively hold an aggregate direct and indirect interest in 1,029,000 Units and certain directors of the Manager (including those of the aforementioned directors of CapitaLand Limited who are also directors of the Manager) collectively hold an aggregate direct and indirect interest in 1,825,000 Units. Mr Hsuan Owyang is an independent director of both CapitaLand Limited and the Manager. Mr Liew Mun Leong is a director of CapitaLand Limited, CCL and the Manager. Mr Kee Teck Koon and Mr Lui Chong Chee are directors of both CCL and the Manager. At the meeting of the board of directors of CapitaLand Limited to consider the sale of the Property to CMT, Mr Hsuan Owyang abstained from voting on the proposed sale. Mr Liew Mun Leong, Mr Kee Teck Koon and Mr Lui Chong Chee abstained from voting on the resolution by the board of directors of CMTML to proceed with the Acquisition.

Through CapitaLand Investments Pte Ltd, Pyramex Investments Pte Ltd, Premier Healthcare Services International Pte Ltd and the Manager, CapitaLand Limited has an indirect interest in 293,076,954 Units (comprising approximately 32% of the outstanding Units). CCL has an indirect interest in 288,346,867 Units held through CapitaLand Investments Pte Ltd, Pyramex Investments Pte Ltd and Premier Healthcare Services International Pte Ltd. The Manager itself holds 4,730,087 Units.

Save as disclosed above and based on information available to the Manager, none of the directors mentioned herein have an interest, direct or indirect, in the acquisition of the Property.

10. OTHER INFORMATION

10.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the proposed Acquisition, the Option Agreement, the Purchase Agreement or any other transaction contemplated in relation to the proposed Acquisition.

10.2 Disclosure Under Rule 1010(13) of the Listing Manual

10.2.1 Chapter 10 of the Listing Manual classifies transactions by CMT into (i) non-discloseable transactions, (ii) discloseable transactions, (iii) major transactions and (iv) very substantial acquisitions or reverse takeovers,

depending on the size of the relative figures computed on, *inter alia*, the following bases:

(i) the profits attributable to the assets acquired or disposed of, compared with CMT's net profits;

(ii) the aggregate value of the consideration given, compared with CMT's market capitalisation; and

(iii) the number of Units issued by CMT as consideration for the acquisition of the Property, compared with the number of Units previously in issue.

10.2.2 Based on PSPL's and CMT's respective audited financial statements for the financial year ended 31 December 2003, the relative figure for the basis of comparison set out in sub-paragraph 10.2.1(i) is 27%.

10.2.3 Based on the Purchase Price of S$710.0 million and CMT's market capitalisation as at 21 May 2004 (the latest practicable date prior to the date of this Announcement), the relative figure for the basis of comparison set out in sub-paragraph 10.2.1(ii) is 50%.

10.2.4 Based on the provision in the Purchase Agreement for the issue of 147,000,000 Consideration Units in part payment of the Purchase Price and the 907,530,087 Units in issue as at 21 May 2004 (the latest practicable date prior to the date of this Announcement), the relative figure for the basis of comparison set out in sub-paragraph 10.2.1(iii) is 16%.

10.3 Documents for Inspection

Copies of the following documents are available for inspection during normal business hours at the registered office of the Manager at 39 Robinson Road, #18-01 Robinson Point, Singapore 068911, for a period of 3 months commencing from the date of this Announcement:

10.3.1 the Option Agreement; and

10.3.2 the Independent Valuers' valuation report on the Property dated 20 May 2004.

BY ORDER OF THE BOARD

Winnie Tan
Company Secretary
24 May 2004

Important Notice

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Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This announcement contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events.

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CapitaMall Trust

NEWS RELEASE

24 May 2004
For Immediate Release

CapitaMall Trust signs conditional agreement to buy Plaza Singapura

Acquisition is yield accretive to unitholders

***Singapore, 24 May 2004* –** CapitaMall Trust ("CMT") has entered into a conditional put and call option agreement with CapitaLand Commercial Limited ("CCL"), a subsidiary of listed company, CapitaLand Limited ("CapitaLand"), to acquire Plaza Singapura for a purchase price of S$710 million, which will be satisfied by the issue of 147 million CMT units ("Units") and the balance in the form of cash. This acquisition is expected to be yield accretive to CMT's unitholders.

The purchase price of S$710 million takes into account the carrying value of Plaza Singapura in CapitaLand's financial statements for the financial year 2003 of S$702 million, and the S$8 million capital expenditure incurred or committed to be incurred for enhancement works. An independent valuation (dated 20 May 2004) by CB Richard Ellis (C) Pty Ltd and CB Richard Ellis (Pte) Ltd, commissioned by CapitaMall Trust Management Limited ("CMTML" or the "Manager"), has endorsed the valuation at S$710 million. Based on the annualised 2004 forecast net property income of S$42.6 million, the property yield of Plaza Singapura is 6.0% based on the S$710 million purchase price. This is yield accretive to CMT's unitholders as CMT is currently trading at an implied property yield of 5.5% (based on the closing market price of S$1.55 per Unit on 24 May 2004)[1].

Plaza Singapura currently enjoys a strong net property income due to the substantial increase in customer traffic and improved rental rates following CapitaLand's successful refurbishment and repositioning exercise in 2002 and 2003. It is a prime shopping centre

[1] *In relation to a particular property, property yield is calculated as the property's net property income over its valuation.* At the prices which Units are presently trading on Singapore Exchange Securities Trading Limited, investors in CMT have imputed a value to CMT's current property portfolio (comprising Tampines Mall, Junction 8, Funan The IT Mall and IMM [illegible] appraised value thereof. The "implied property yield" is calculated as the net

located along Orchard Road, and is directly linked to the Dhoby Ghaut MRT interchange. The mall caters to the basic shopping needs of residents in Singapore's central region, visitors along Orchard Road, and office workers in the Central Business District.

Said Mr Pua Seck Guan, CEO of CMTML, "Plaza Singapura's positioning as a mall catering to basic shopping needs and its proximity to the MRT station fits well into CMT's current asset portfolio. This acquisition is expected to be yield accretive to unitholders. It will also enhance the liquidity of CMT units due to the enlarged equity base arising from the proposed fund raising exercise. We are confident of obtaining firm support from the investing public as there is a strong appetite for REITs whose underlying assets display solid fundamentals. Retail investors, in particular, will benefit from the tax exemptions granted by the Singapore tax authorities."

As the manager of CMT, CMTML intends to improve the capital structure of CMT's enlarged portfolio through the optimisation of CMT's equity and debt financing plan so as to further enhance returns to unitholders. As with the four existing CMT malls, the Manager will leverage on its pro-active asset and lease management capabilities to further improve the tenancy mix at Plaza Singapura in order to strengthen and optimise CMT's net property income moving forward.

Upon the successful acquisition of Plaza Singapura, CMT's asset base will increase from the current S$1.2 billion to almost S$2.0 billion, thus reinforcing its position as a leading and dominant retail property REIT in Singapore.

Conditions for Acquisition

The completion of the acquisition is subject to a number of conditions being met, including approval from CMT's unitholders at an extraordinary general meeting, and for a financing structure to be put in place, details of which will be announced at an appropriate time. This transaction is expected to be completed by end-August 2004.

Plaza Singapura, the "Suburban Mall of Orchard Road"

Positioned as the "Suburban Mall of Orchard Road", Plaza Singapura is a one-stop shopping centre catering to the day-to-day shopping, dining and entertainment needs of a wide cross section of the population. It is directly linked to the Dhoby Ghaut MRT interchange, the designated node interchange for the North-South MRT Line, the North-East MRT Line and the upcoming Circle Line (expected to be ready by 2008). The mall is also within walking distance to Singapore Management University, which is expected to be completed by 2005.

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Plaza Singapura enjoys a freehold status and has a net lettable area of approximately 486,113 sq ft. In 2003, after a major refurbishment and repositioning exercise, it attracted new anchor tenants like Carrefour hypermart, Marks & Spencer, John Little, Spotlight and Best Denki. The mall is almost fully leased and sees a pedestrian traffic of approximately 1.3 million a month. (Further details on Plaza Singapura may be found in Appendix 1.)

About CapitaMall Trust

CMT is the first listed REIT in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 leases from local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall and IMM Building.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited
Date : 24 May 2004

For further queries :

Analyst Contact
Janice Tan
Investor Relations
Telephone: 68265 856

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541

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Appendix 1

Plaza Singapura - Property Details

Land area	132,166 sq ft
Gross floor area	764,342 sq ft
Net lettable area (as at 30 April 2004)	486,113 sq ft
Car park spaces	694 lots
Title	Freehold
Valuation (as at 30 April 2004)	S$710.0 million[1]
Occupancy (as at 30 April 2004)	99.7%

Note:
(1) Source: The valuation report on the Property (dated 20 May 2004) issued by CB Richard Ellis (C) Pty Ltd and CB Richard Ellis (Pte) Ltd.

Major Tenants	**Area (sq ft)**
Carrefour Singapore Pte Ltd	91,666
Golden Village Multiplex Pte Ltd	57,771
Spotlight Stores Pte Ltd	27,050
Yamaha Music Asia Pte Ltd	22,562
Best Denki (S) Pte Ltd	19,472
Kopitiam Investment Pte Ltd	15,995

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MASNET No. 82 OF 26.05.2004
Announcement No. 85

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "MULTI-CURRENCY TERM LOAN FACILITY OF S$150, 000, 000"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

RHL annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 26/05/2004 to the SGX

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MASNET No. 71 OF 26.05.2004
Announcement No. 74

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

MULTI-CURRENCY TERM LOAN FACILITY OF S$150, 000, 000

Raffles Holdings Limited ("the Company") is pleased to announce that it has entered into a facility agreement relating to a S$150,000,000 multi-currency term loan facility (the "Facility") including a related foreign exchange facility with United Overseas Bank Limited.

The Facility allows the Company to meet its short term funding requirements and enables the Company to achieve a more optimal gearing level. The first draw down of about S$100 million (in Swiss Francs) will be for the purpose of the Capital Distribution exercise that was approved by the shareholders of the Company at the Extraordinary General Meeting held on 15 April 2004. Any remaining Facility not drawn down will lapse on 31 December 2004. The Facility is a 5-year committed term loan facility and is on an unsecured basis.

The Facility if fully drawn down, is expected to increase the Group's gross gearing ratio from 0.14 times to 0.22 times based on the Group's shareholders' funds as at 31 March 2004.

None of the Directors or controlling shareholders of the Company has any interests, direct or indirect, in the transaction.

On behalf of the Board

Emily Chin
Company Secretary
26 May 2004

Submitted by Emily Chin, Company Secretary on 26/05/2004 to the SGX

MASNET No. 67 OF 26.05.2004
Announcement No. 70

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "AUSTRALAND RECEIVES APPROVAL TO ACQUIRE AWPT3 AND ANNOUNCES CLOSURE OF CAPITAL RAISING"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued an announcement on the above matter. Attached APG's announcement is for information.

APG - 26 May 2004.pd

Submitted by Jessica Lum, Assistant Company Secretary on 26/05/2004 to the SGX

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AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

26 May 2004

AUSTRALAND RECIEVES APPROVAL TO ACQUIRE AWPT3 AND ANNOUNCES CLOSURE OF CAPITAL RAISING

Australand Property Group is pleased to announce that the unitholders of Australand Wholesale Property Trust No.3 ("AWPT3") have today overwhelmingly approved the acquisition by Australand Property Trust of all the units in AWPT3 not currently held by Australand Property Group ("Acquisition Proposal").

Consideration payable under the Acquisition Proposal will be forwarded to AWPT3 unitholders on 28 May 2004, on which date the acquisition will be completed.

Commenting on the approval to acquire AWPT3, Australand Property Group Managing Director, Mr. Brendan Crotty, said: "The approval today by AWPT3 unitholders of the Acquisition Proposal will bring into the Group another 8 quality office and industrial properties developed by Australand over the past 2 years, with a value of approximately $220 million. This will bring the total market value of Australand's income producing asset portfolio to approximately $600 million and will increase the proportion of recurrent income on an annualised basis from 31% to 35%."

Australand Property Group announced on 30 April 2004 that both the institutional component of the 1 for 7 Entitlement Offer ("Offer") and the Institutional Placement (collectively, the "Capital Raising") closed oversubscribed following strong support from existing and new securityholders. This represented approximately $160.5 million of the approximately $188.5 million of new capital to be raised under the Capital Raising. The retail component of the Offer comprising approximately $28 million closed on Tuesday 25 May and the final details of the total take-up by securityholders will be announced on Monday 31 May 2004.

"The proceeds of the Capital Raising will be used to fund the Acquisition Proposal and to reduce the level of Australand Property Group's gearing. The acquisition of AWPT3 is the next step in achieving our medium term strategic goals, which are focused on reducing the Group's risk profile, by reducing our dependence on development profits and increasing the level of recurrent income to a target of 50% of total net income", Mr. Crotty said.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

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MASNET No. 12 OF 31.05.2004
Announcement No. 14

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "CMT INCLUDED IN MSCI STANDARD INDEX SERIES"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, had on 28 May 2004 issued a news release on the above matter. Attached CMTML's news release is for information.

CMT news release - 28 May 2004.p

Submitted by Jessica Lum, Assistant Company Secretary on 31/05/2004 to the SGX

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CapitaMall Trust

NEWS RELEASE

28 May 2004
For Immediate Release

CMT included in MSCI Standard Index Series

Singapore, 28 May 2004 - CapitaMall Trust ("CMT"), Singapore's first listed real estate investment trust ("REIT"), has been added to the MSCI Standard Index Series as at the close of market on 28 May 2004. This index is an international equity benchmark widely used by institutional investors. Based on CMT's Free Float-Adjusted Market Capitalisation of S$887m (as at closing price of S$1.63 on 28 May), CMT is expected to be one of the most heavily weighted property stocks in the index.

At present, CMT is also included in various other investment indices such as Global Property Research's GPR 250 Index (which covers the most-traded property companies worldwide) and GPR General Index (which covers the global universe of property companies). In addition, it is also listed on the EPRA/NAREIT Global Real Estate Index which contains publicly traded real estate companies in North America, Europe and Asia. All these indices are widely referred to by fund managers as performance benchmarks in the selection and monitoring of investments.

Said Mr Hsuan Owyang, Chairman of CapitaMall Trust Management Limited, "We are delighted that CMT has been included in the much-followed and highly-regarded MSCI Index. Since its listing, CMT has consistently delivered on its performance, attracting strong retail and institutional investor demand. With the proposed acquisition of Plaza Singapura, CMT's asset base will increase from the current SS$1.2 billion to almost SS$2 billion. This will further enhance the liquidity of CMT units due to the enlarged equity base arising from the proposed fund raising exercise."

About MSCI

MSCI provides global equity indices, which, over the last 30 over years, have become the most widely used international equity benchmarks by institutional investors. MSCI constructs global equity benchmark indices that contribute to the investment process by serving as relevant and accurate performance benchmarks and effective ...

and as the basis for various investment vehicles. As such, the MSCI Equity Indices are designed to fulfill the investment needs of a wide variety of global institutional market participants. In constructing these indices, MSCI consistently applies its index construction and maintenance methodology across 23 developed and 27 emerging markets. This consistent approach makes it possible to aggregate individual country and industry indices to create meaningful composite, regional, sector and industry benchmarks.

Close to 2,000 organizations worldwide currently use the MSCI international equity benchmarks. MSCI estimates that over USD 3 trillion are currently benchmarked to these indices on a worldwide basis.

About Global Property Research's GPR 250 Index and GPR General Index, and EPRA/NAREIT Global Real Estate Index

The purpose of the GPR General Index reflects the performance of the full global universe of property companies. The GPR General Index can be broken down into a large family of sub-indices; most obvious are the continental and country indices. This makes it possible to compare various markets on the basis of the same criteria. The GPR General Index is a market weighted total return index, available on a monthly basis.

The GPR 250 index is made up of the 250 most-traded property companies worldwide over the last 12 months.

The EPRA/NAREIT Global Index is a composite of the NAREIT Real-Time Index and EPRA European index and the Asian index. Stocks will be weighted according to free float, and the inclusion criteria are designed to reflect the preferences of institutional investors. The Index will contain approximately 250 publicly traded real estate companies in 21 countries throughout North America, Europe and Asia, and therefore is an objective and representative benchmark for the global real estate industry.

About CapitaMall Trust

CMT is the first listed REIT in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 leases from local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building.

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CMT is managed by an external manager, CapitaMall Trust Management Limited, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited
Date : 28 May 2004

For further queries :

Analyst Contact
Janice Tan
Investor Relations
Telephone: 68265 856

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541